 As filed with the Securities and Exchange Commission on ________________, 1997

                                                               File No. 333-
                                                               File No. 811-7536

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933      [X]

               Pre-Effective Amendment No.                              [   ]
                                            ---
               Post-Effective Amendment No.                             [   ]
                                            ---

       REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [   ]
               Amendment No.  16                                        [X]


                                PAINEWEBBER LIFE
                            VARIABLE ANNUITY ACCOUNT
                           (Exact Name of Registrant)

                       PAINEWEBBER LIFE INSURANCE COMPANY
                              (Name of Depositor)

                             1200 Harbor Boulevard
                          Weehawken, New Jersey  07087
              (Address of Depositor's Principal Executive Offices)

                  Depositor's Telephone Number: (201) 902-3301

                                 Dennis J. Hess
                            PaineWebber Incorporated
                        1200 Harbor Boulevard, 4th Floor
                          Weehawken, New Jersey  07087
               (Name and Address of Agent for Service of Process)

                                    Copy to:
                           Kimberly J. Smith, Esquire
                      Sutherland, Asbill & Brennan, L.L.P.
                         1275 Pennsylvania Avenue, N.W.
                          Washington, D.C.  20004-2404

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of the Registration Statement.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby elects to register an indefinite amount of the securities being offered. The filing fee of $500 has been paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             CROSS REFERENCE SHEET
                      Pursuant to Rules 481(a) and 495(a)


Showing location in Part A (prospectus) and Part B (Statement of Additional Information) of registration statement of information required by Form N-4


PART A

 ITEM OF FORM N-4  . . . . . . . . . . .    PROSPECTUS CAPTION

 1.  Cover Page  . . . . . . . . . . . .    Cover Page
 2.  Definitions . . . . . . . . . . . .    Index of Terms

 3.  Synopsis  . . . . . . . . . . . . .    Fee Table; Profile

 4.  Condensed Financial Information . .    How is the performance of the Contract presented?
 5.  General

     (a) Depositor . . . . . . . . . . .    What other information should I know?
     (b) Registrant  . . . . . . . . . .    What other information should I know?
     (c) Portfolio Company . . . . . . .    What are my allocation options?
     (d) Fund Prospectus . . . . . . . .    Cover Page
     (e) Voting Rights . . . . . . . . .    What other information should I know?
     (f) Administrators  . . . . . . . .    What other information should I know?

 6.  Deductions and Expenses

     (a) General . . . . . . . . . . . .    What are the expenses under the Contract?
     (b) Sales Load %  . . . . . . . . .    Fee Table; Example
     (c) Systematic Purchase Program . .    How do I purchase a Contract?
     (d) Commissions . . . . . . . . . .    What other information should I know?
     (e)  Fund Expenses  . . . . . . . .    Fee Table; Example
     (f)  Expenses - Registrant  . . . .    Fee Table; What are the expenses under the Contract?
     (g) Organizational Expenses . . . .    N/A

 7.  Contracts

     (a) Persons with Rights . . . . . .    What is the Contract?; What are my annuity options?; How do I purchase a Contract?; How do I access my money?; What other information should I know?
     (b)(i) Allocation of Purchase
             Payments  . . . . . . . . .    How do I access my money?; Does the Contract have a Death
                                            Benefit?; What are my annuity options?
       (ii)  Transfers . . . . . . . . .    What are my allocation options?
      (iii)  Exchanges . . . . . . . . .    N/A
     (c) Changes . . . . . . . . . . . .    What other information should I know?
     (d) Inquiries . . . . . . . . . . .    What other information should I know?

 8.  Annuity Period  . . . . . . . . . .    What are my annuity options?

 9.  Death Benefit . . . . . . . . . . .    Does the Contract have a Death Benefit?

 10.  Purchases and Contract Value

     (a) Purchases . . . . . . . . . .      How do I purchase a Contract?
     (b) Valuation . . . . . . . . . .      What are my allocation options?
     (c) Daily Calculation . . . . . .      What are my allocation options?
     (d) Underwriter . . . . . . . . .      What other information should I know?

 11.  Redemptions

     (a) - By Owners . . . . . . . . .      How do I access my money?
         - By Annuitant  . . . . . . .      What are my annuity options?

     (b) Texas ORP . . . . . . . . . .      N/A
     (c) Check Delay . . . . . . . . .      N/A
     (d) Lapse . . . . . . . . . . . .      N/A
     (e) Free Look . . . . . . . . . .      How do I purchase a Contract?
 12.  Taxes  . . . . . . . . . . . . .      How will my investment in the Contract be taxed?

 13.  Legal Proceedings  . . . . . . .      What other information should I know?

 14.  Table of Contents for the
       Statement of Additional
       Information . . . . . . . . . .      What other information should I know?


PART B

 ITEM OF FORM N-4                     PART B CAPTION

 15.  Cover Page . . . . . . . . .    Cover Page
 16.  Table of Contents  . . . . .    Table of Contents

 17.  General Information and
       History . . . . . . . . . .    N/A

 18.  Services

     (a) Fees and Expenses of
          Registrant . . . . . . .    N/A
     (b) Management Contracts  . .    N/A
     (c) Custodian . . . . . . . .    N/A
         Independent Public
         Accountant  . . . . . . .    Experts
     (d) Assets of Registrant  . .    N/A
     (e) Affiliated Persons  . . .    N/A
     (f) Principal Underwriter . .    Distribution of the Contracts
 19.  Purchase of Securities
       Being Offered . . . . . . .    Distribution of the Contracts
       Offering Sales Load . . . .    N/A

 20.  Underwriters . . . . . . . .    Distribution of the Contracts

 21.  Calculation of Performance
       Data  . . . . . . . . . . .    Calculation of Historical Performance Data


 22.  Annuity Payments . . . . . .    Annuity Payment Provisions
 23.  Financial Statements . . . .    Financial Statements

 PART C -- OTHER INFORMATION

 ITEM OF FORM N-4                     PART C CAPTION

 24.  Financial Statements and
       Exhibits  . . . . . . . . .    Financial Statements and Exhibits
     (a) Financial Statements  . .    (a) Financial Statements
     (b) Exhibits  . . . . . . . .    (b) Exhibits

 25.  Directors and Officers of
       the Depositor                  Directors and Officers of the Depositor
 26.  Persons Controlled By or
       Under Common Control
       with the Depositor or          Persons Controlled By or In Common Control with the Depositor or
       Registrant  . . . . . . . .    Registrant


 27.  Number of Contract Owners  .    Number of Contract Owners

 28.  Indemnification  . . . . . .    Indemnification
 29.  Principal Underwriters . . .    Principal Underwriter

 30.  Location of Accounts and
        Records  . . . . . . . . .    Location of Books and Records
 31.  Management Services  . . . .    Management Services

 32.  Undertakings . . . . . . . .    Undertakings and Representations

       Signature Page  . . . . . .    Signatures

                                     PART A


                                   PROSPECTUS

                     PROFILE DATED _________________, 1997
           ________________________________VARIABLE ANNUITY CONTRACT

                   PAINEWEBBER LIFE VARIABLE ANNUITY ACCOUNT
                     OF PAINEWEBBER LIFE INSURANCE COMPANY

THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING A CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS THAT ACCOMPANIES THIS PROFILE. PLEASE READ THAT PROSPECTUS CAREFULLY.

       "We," "us," and "our" refer to PaineWebber Life Insurance Company.
               "You" and "your" refer to the owner of a Contract.

1. WHAT IS THE CONTRACT? The Contract is a contract between you and us, PaineWebber Life Insurance Company. We have designed the Contract to be both an investment vehicle and a source of lifetime retirement income. You purchase the Contract by paying an initial purchase payment, and you add money when you wish. You choose an "Annuity Date" when you want annuity payments to begin, and we will start sending you payments. There are also other ways to access your money, each of which is discussed below.

         The Contract permits you to allocate purchase payments to nine subdivisions, or "Divisions," of the PaineWebber Life Variable Annuity Account (the "Separate Account"). Each Division invests in a corresponding investment portfolio (each, a "Portfolio") of the PaineWebber Series Trust. Any purchase payments you allocate to the Divisions will fluctuate depending on market conditions. Therefore, you bear the investment risk on your Contract Value in the divisions. If you allocate purchase payments to our fixed account (the "Stable Value Fixed Account"), we will guarantee principal and interest. The Net Contract Value you accumulate before the Annuity Date will determine the amount of annuity payments you receive, although on the application you may elect an Annual Reset Income Benefit Option or an Interest Accrual Income Benefit Option that may provide enhanced annuity income (for an additional daily charge amount).

         The Contract offers important features. The Portfolios are professionally managed. Your earnings generally grow tax-free until withdrawn, although if you withdraw money before you are 59 1/2 years old, you also may have to pay a 10% IRS tax penalty. When you decide you want to start receiving annuity payments, you can choose an annuity option that will provide you with a lifetime income.

2. WHAT ARE MY ANNUITY OPTIONS? When you want to begin receiving annuity payments, you can choose from four annuity options. If you choose a "life annuity," you will receive payments as long as the Annuitant lives (for example, if you have named yourself as the Annuitant, you will receive payments for as long as you live). If you choose a "life annuity with guaranteed period for 10 or 20 years," you will receive payments as long as the Annuitant lives, or to the end of the guaranteed period of either 10 or 20 years, if longer. If you choose a "joint and last survivor life annuity," you will receive payments as long as the Annuitant or the

Annuitant's spouse is alive. If you choose a "fixed period annuity," you will receive payments for the number of years (at least 5) chosen.

         We will use the money you have accumulated under your Contract to provide annuity payments. We may deduct an early withdrawal charge on the Annuity Date unless the Annuity Date is the latest allowed, the Annuity Option chosen contains life contingencies, or the Annuity Option is for five years or more with no ability to commute the remaining payments. You tell us how much of your money to apply to fixed annuity payments and how much to apply to variable annuity payments. Amounts that you apply to provide fixed annuity payments will be allocated to the Stable Value Fixed Account, and the amount of each annuity payment will be the same. Amounts that you apply to provide variable annuity payments will be allocated to the divisions you select, and the amount of each annuity payment will vary according to the investment performance of those divisions.

3.       HOW DO I PURCHASE A CONTRACT?

         You can purchase a Contract through any one of our authorized agents. Under most circumstances, the minimum initial purchase payment is $5,000 for a non-tax-qualified Contract and $1,000 for a tax-qualified Contract. You may make additional purchase payments of at least $500 for a non-tax qualified Contract and $50 for a tax-qualified Contract at any time before the Annuity Date. (If you participate in our systematic purchase program, you may make monthly purchase payments of $100 or more).

4.       WHAT ARE MY ALLOCATION OPTIONS?

         There are ten different allocation options under the Contract. You can allocate purchase payments to one or more of the nine Divisions of the Separate Account. Each Division, in turn, invests in a corresponding Portfolio of the PaineWebber Series Trust. The nine Portfolios are:

Money Market Portfolio                      Growth and Income Portfolio
Strategic Fixed Income Portfolio            Growth Portfolio
High Grade Fixed Income Portfolio           Aggressive Growth Portfolio
Global Income Portfolio                     Global Growth Portfolio
Balanced Portfolio

         You can also allocate purchase payments to the Stable Value Fixed Account. We will pay you interest on your Contract Value in the Stable Value Fixed Account at an effective annual rate of at least 3%.

5.       WHAT ARE THE EXPENSES UNDER THE CONTRACT?

         Insurance Charges. We deduct a daily charge from the assets of the Separate Account. The daily charge consists of the Basic Benefit Charge of 1.00%, and one or more of the following, depending on the death benefit and annuity income options that you select in the application: Traditional Death Benefit Charge of .20%; Annual Reset Death Benefit Charge of .15%; Annual Reset Income Benefit Charge of .15%; Interest Accrual Death Benefit Charge of .15% and Interest Accrual Income Benefit Charge of .15%

         Early Withdrawal Charge. PaineWebber Life may deduct an early withdrawal charge when you make a full or partial withdrawal, when you take annuity payments, or when proceeds are paid upon your death. We will not deduct an early withdrawal charge from net purchase payments made seven or more Contract years prior to the date of withdrawal, annuitization, or death benefit payment, or on annuitization where the Annuity Date is the latest allowed, the Annuity Option chosen contains life contingencies, or the Annuity Option is for at least five years with no ability to commute the remaining payments. The early withdrawal charge is calculated as a percentage of each net purchase payment made, and is based on the period of time after it is received by us. The applicable percentage is 6% during each of the first two years after the payment is made, and declines by 1% in each following year, until it reaches 0% in the eighth year. Each Contract Year, an amount equal to 15% of the Contract Value on the first Valuation Day of the Contract Year may be withdrawn without an early withdrawal charge.

         Transaction Expenses. We may charge you a $10 transfer processing fee for transfers in excess of 12 per year. If you make more than two unscheduled withdrawals in a year, we may charge you an excess withdrawal charge equal to the lesser of $25 dollars or 2% of the amount withdrawn. We may also charge you an administrative fee of $1.50 for each payment under the systematic withdrawal program.

         Portfolio Expenses. There are Portfolio expenses that range on an annual basis from .__% to 1.__% of the average daily value of your money invested in the Portfolios.

         The following chart is designed to help you understand the expenses that you will pay when you invest in the Contract. The column "Total Annual Insurance Charges" shows the daily charge, which depends on the death benefit and annuity income options selected by you. The column "Total Annual Portfolio Charges" shows the investment charges for each Portfolio. The column "Total Annual Charges" shows the combined total of the Total Annual Insurance Charges and Total Annual Portfolio Charges columns. The next two columns show you two examples of the charges, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract that earns 5% annually and that you withdraw your money: (1) at the end of year 1, (2) at the end of year 5, and (3) at the end of year 10. For years 1 and 5, all charges under the Contract, including an early withdrawal charge, are deducted. For year 10, the example shows all charges under the Contract assessed over a ten year period under the Contract, but an early withdrawal charge is not deducted.

                                                                                       Examples:  Total Annual
                                                                                       Expenses at End of:
                                   Total Annual      Total Annual    Total Annual(1)      (1)      (2)
           Portfolio            Insurance Charges    Portfolio           Charges       1 Year     10 Years
                                    (Maximum)        Charges
 Money Market Portfolio

 Strategic Fixed Income
 Portfolio

 High Grade Fixed Income
 Portfolio

 Global Income Portfolio

 Balanced Portfolio

 Growth and Income Portfolio

 Growth Portfolio

 Aggressive Growth Portfolio

 Global Growth Portfolio

(1) We may also assess you additional charges on a per transaction basis. See Transaction Expenses above.

6.       HOW WILL MY INVESTMENT IN THE CONTRACT BE TAXED?

         You should consult a qualified tax advisor with regard to your Contract. Generally, taxation of earnings under variable annuities is deferred until amounts are withdrawn and distributions made. The deferral of taxes on earnings under variable annuity policies is designed to encourage long-term personal savings and supplemental retirement plans. The taxable portion of a withdrawal or distribution is taxed as ordinary income. Additional penalty taxes are generally imposed on withdrawals before age 59 1/2.

7.       HOW DO I ACCESS MY MONEY?

         When you are ready to start taking money out of your Contract, you can choose among several different options. You can withdraw part of your money. You can withdraw all your money, taking the proceeds as a single lump sum payment or applying the proceeds to an annuity option. You can also take withdrawals using our systematic withdrawal program.

8.       DOES THE CONTRACT HAVE A DEATH BENEFIT?

         In the application you select one of four different Death Benefits that will be paid if the Owner dies before the Annuity Date. The Basic Death Benefit is equal to the Net Contract Value. The Traditional Death Benefit is the greater of (1) the sum of Net Purchase Payments less any withdrawals and less any applicable withdrawal or transfer charges, and (2) the Contract Value. Both amounts will be calculated on the Valuation Day we receive proof of the Annuitant's death. The Annual Reset Death Benefit and the Interest Accrual Death Benefit may provide enhanced death benefits (for an additional daily charge amount).

9.       WHAT OTHER INFORMATION DO I NEED TO KNOW?

         The Contract has several additional features that you may be interested in, including the following:

         FREE LOOK RIGHT. You should know that you have a "free-look right"; that is, the right to return the Contract to us at our Administrative Office or to an authorized PaineWebber Life agent and have us cancel the Contract within a certain number of days (usually 10 days from the date you receive the Contract, but some states require different periods). If you exercise this right, we will cancel the Contract (and it will be considered void from the beginning) and send you a refund equal to the Net Purchase Payment allocated to the Stable Value Fixed Account, plus any Variable Account Value, plus any charges deducted from any Purchase Payment, computed at the end of the Valuation Period in which the Contract is received by us.

         TRANSFERS. Prior to or after the Annuity Date, you may transfer Contract Value from one Division to another Division(s) or to the Stable Value Fixed Account. You may also transfer Contract Value from the Stable Value Fixed Account to another Division(s). Transfers from the Stable Value Fixed Account may be subject to restrictions.

         DOLLAR-COST AVERAGING. Our dollar-cost averaging program permits you to systematically transfer, on a monthly, quarterly, semi-annual, or annual basis, a set dollar amount from the Division investing in the Money Market Portfolio or the Stable Value Fixed Account to any Divisions and/or the Stable Value Fixed Account, subject to certain limitations. You may choose to transfer a constant dollar amount each period until either the outgoing Division is exhausted or it reduces to an amount you specify in advance. You may also choose a number of periods over which total value in a Division is transferred out. The minimum transfer amount each period is $100. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units in the Contract is high.

         SYSTEMATIC WITHDRAWAL PROGRAM. Our systematic withdrawal program provides an automatic monthly, quarterly, semi-annual or annual payment to you from the amounts you have accumulated in the Divisions and/or the Stable Value Fixed Account. Certain restrictions apply.

10.      HOW CAN I MAKE INQUIRIES?

         If you need further information about the Contract, please write us at our Administrative Office, call us at (800) XXX-XXXX, or contact an authorized PaineWebber Life Agent. The address of our Administrative Office is:

         PaineWebber Life Insurance Company
         601 6th Avenue
         Des Moines, Iowa  50309
         Telephone:  (800) XXX-XXXX.

                   PROSPECTUS DATED ___________________, 1997
                     PAINEWEBBER LIFE ____ VARIABLE ANNUITY

                   PAINEWEBBER LIFE VARIABLE ANNUITY ACCOUNT
                     OF PAINEWEBBER LIFE INSURANCE COMPANY

             Administrative Office:            Executive Office:
             601 6th Avenue                    1200 Harbor Boulevard
             Des Moines, Iowa 50309            Weehawken, New Jersey 07087
             Telephone: (800) XXX-XXXX         Telephone:  (800) XXX-XXXX

         UNLESS OTHERWISE INDICATED, THIS PROSPECTUS DESCRIBES THE OPERATION OF THE CONTRACT BEFORE THE ANNUITY DATE. DEFINITIONS OF CERTAIN TERMS USED IN THIS PROSPECTUS MAY BE FOUND BY REFERRING TO THE INDEX OF TERMS.

         This prospectus describes a group deferred variable annuity contract and individual certificates thereunder (hereinafter each referred to as "Contracts") offered by PaineWebber Life Insurance Company ("PaineWebber Life," "we," "us," or "our"). The Contract is designed to be both an investment vehicle and a source of lifetime retirement income. The purchaser of a Contract (the "Owner," "you," or "your") can purchase the Contract by making a minimum initial Purchase Payment, and by making additional Purchase Payments thereafter. The Owner determines the amount and timing of additional Purchase Payments.

         The Owner may allocate Net Purchase Payments and transfer Contract Value to the PaineWebber Life Variable Annuity Account (the "Separate Account") and also to PaineWebber Life's Stable Value Fixed Account (the "Stable Value Fixed Account"), within certain limits. The Separate Account will invest in shares of PaineWebber Series Trust, an open-end, management investment company registered under the Investment Act of 1940 (the "1940 Act"). The Portfolios currently available in the PaineWebber Series Trust are the Money Market Portfolio, the Strategic Fixed Income Portfolio, the High Grade Fixed Income Portfolio, the Global Income Portfolio, the Balanced Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Aggressive Growth Portfolio and the Global Growth Portfolio. The accompanying prospectus for the PaineWebber Series Trust describes each of the Portfolios, including the risks of investing in each Portfolio, and provides other information about the PaineWebber Series Trust.

         This prospectus sets forth basic information about the Contract and the Separate Account that a prospective investor ought to know before investing. Additional information about the Contract and the Separate Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same as this prospectus and is incorporated herein by reference. The table of contents for the Statement of Additional Information is on page ___ of this prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing to PaineWebber Life's Administrative Office.

         CONTRACT VALUE IS BASED ON THE PERFORMANCE OF THE PORTFOLIOS TO THE EXTENT OF ALLOCATIONS TO THE SEPARATE ACCOUNT; SO NO GUARANTEED MINIMUM CONTRACT VALUE OR NET CONTRACT VALUE. ON ANY GIVEN DAY, THE CONTRACT VALUE COULD BE MORE OR LESS THAN THE PURCHASE PAYMENTS PAID. THE CONTRACT ALSO PERMITS WITHDRAWALS, WITHIN CERTAIN LIMITS. THE CONTRACT PROVIDES ADDITIONAL BENEFITS, INCLUDING FOUR ANNUITY OPTIONS, A MINIMUM DEATH BENEFIT UPON THE OWNER'S DEATH, DOLLAR COST AVERAGING, AND SYSTEMATIC WITHDRAWAL

PROGRAMS. AN OWNER MAY ELECT CERTAIN ENHANCED DEATH BENEFITS AND ANNUITY INCOME OPTIONS IN THE APPLICATION.

THIS PROSPECTUS SHOULD BE READ CAREFULLY AND RETAINED FOR FUTURE REFERENCE. A PROSPECTUS FOR PAINEWEBBER SERIES TRUST MUST ACCOMPANY THIS PROSPECTUS AND SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS.

These securities have not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                               TABLE OF CONTENTS




INDEX OF TERMS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

FEE TABLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

EXAMPLE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         1.      What is the Contract?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         2.      What are my annuity options? . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         3.      How do I purchase a Contract?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         4.      What are my allocation options?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         5.      What are the expenses under the Contract?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Early Withdrawal Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Excess Transfer Processing Fee  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Excess Withdrawal Transaction Charge. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Systematic Withdrawal Processing Fee. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Daily Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Portfolio Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         6.      How will my investment in the Contract be taxed? . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Introduction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Tax Status of PaineWebber Life  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Non-Qualified Annuities:  Tax Deferral During Accumulation
                          Period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Taxation of Withdrawals from Non-Qualified Annuities  . . . . . . . . . . . . . . . . . . . . .
                          Taxation of Annuity Payments from Non-Qualified Annuities . . . . . . . . . . . . . . . . . . .
                          Taxation of Death Benefit Proceeds from Non-Qualified Annuities . . . . . . . . . . . . . . . .
                          Assignment, Pledges, and Gratuitous Transfers of Non-Qualified Annuities  . . . . . . . . . . .
                          Section 1035 Exchanges of Non-Qualified Annuities . . . . . . . . . . . . . . . . . . . . . . .
                          Penalty Tax on Premature Distributions from Non-Qualified Annuities . . . . . . . . . . . . . .
                          Aggregation of Non-Qualified Annuity Contracts  . . . . . . . . . . . . . . . . . . . . . . . .
                          Use of the Contract in Connection with Qualified Plans  . . . . . . . . . . . . . . . . . . . .
                          Individual Retirement Annuities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Other Types of Qualified Plans  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Direct Rollovers and Federal Income Tax Withholding for "Eligible Rollover Distributions" . . .
                          Federal Income Tax Withholding  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

         7.      How do I access my money?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Withdrawals . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Systematic Withdrawal Program . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Requesting Payments and Telephone Transactions  . . . . . . . . . . . . . . . . . . . . . . . .
         8.      How is the performance of the Contract presented . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         9.      Does the Contract have a Death Benefit?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         10.     What other information should I know?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          PaineWebber Life and the Separate Account   . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Modification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Dollars . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Distribution of the Policies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Legal Proceedings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Reports to Contract Owners  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                          Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
         11.     How can I make inquiries?  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .



THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

                                 INDEX OF TERMS

ACCUMULATION UNIT - A unit of measure used to calculate values in a Division prior to the Annuity Date.

ACCUMULATION UNIT VALUE - The value of a Division's Accumulation Unit. A Division's Accumulation Unit Value varies to reflect the performance of the underlying Portfolio, and may increase or decrease from Valuation Day to Valuation Day.

ADMINISTRATIVE OFFICE - 601 6th Avenue, Des Moines, Iowa 50309.

ANNUITANT - The natural person on whose life the annuity benefit for the Contract is based.

ANNUITY DATE - The date on which the first annuity payment is made.

ANNUITY UNIT - A unit of measure used to calculate the Variable Annuity Payments from a Division.

BENEFICIARY - The person named to receive the payments under a Contract due to the Owner's death.

CODE - The United States Internal Revenue Code, as amended.

CONTRACT VALUE - The sum of the Contract Owner's values in each Division of the Separate Account and in the Stable Value Fixed Account.

CONTRACT DATE - The date of issue of this Contract.

CONTRACT MONTH, YEAR, OR ANNIVERSARY - Each Contract Month, Year, or Anniversary is measured from the Contract Date.

DIVISION - A subdivision of the Separate Account, the assets of which are invested in a corresponding Portfolio.

FINAL ANNUITY DATE - The Contract Anniversary when the Annuitant is age 90 (85 in Pennsylvania).

FIXED ANNUITY PAYMENT - An annuity payment supported by our General Account. Payment does not vary from one payment to the next.

FIXED CONTRACT VALUE - The Contract Value in the Fixed Account.

GENERAL ACCOUNT - Our assets not allocated to the Separate Account or any other separate account.

INITIAL PURCHASE PAYMENT - The amount shown in the Contract that was first paid to purchase the Contract.

NET ASSET VALUE PER SHARE - The value per share of any Portfolio on any Valuation Day. The method of computing the Net Asset Value Per Share is described in the prospectus for the PaineWebber Life Series Trust.

NET CONTRACT VALUE - The Contract Value less any applicable contract maintenance charges, early withdrawal charges and premium taxes.

NET PURCHASE PAYMENT - A Purchase Payment less any premium taxes that may be deducted from such Purchase Payment, as provided in the Contract under which the Purchase Payment is made.

OWNER - The person named in a Contract who is entitled to exercise all rights and privileges of ownership under a Contract. If Joint Owners exist, both persons must agree to the exercise of any right and privilege of ownership under the Contract.

PURCHASE PAYMENT - Any money the Owner paid us for his or her Contract.

REQUEST - A written request signed by the person making the request. Such request must be sent to and received by us and be in a form acceptable to us. We may, in our sole discretion, accept telephone requests in connection with certain transactions, in accordance with rules and procedures established by us.

SEC - The United States Securities and Exchange Commission.

SEPARATE ACCOUNT - A separate account of ours consisting of Divisions to which Net Purchase Payments may be allocated or Contract Value may be transferred.

STABLE VALUE FIXED ACCOUNT - Part of our General Account to which Net Purchase Payments may be allocated or Contract Value may be transferred under a Contract.

VALUATION DAY - Any day the New York Stock Exchange is open and PaineWebber Life Insurance Company is open for business.

VALUATION PERIOD - The interval from the end of one Valuation Day to the end of the next Valuation Day of an investment portfolio. Valuation occurs at the end of each Valuation Day, which is the close of the New York Stock Exchange (usually, 4pm Eastern Time).

VARIABLE ANNUITY PAYMENT - An annuity payment that may vary in amount from one payment to the next with the investment experience of one or more Divisions you have chosen to support such payments.

                                   FEE TABLE


CONTRACT OWNER TRANSACTION EXPENSES
         Contract Maintenance Charge                                                                         $ 0

         Early Withdrawal Charge(1)/                                                                % of Net
                                                                                                   Purchase
                                                                                         Year      Payment
                                                                                         ----      --------
                                                                                           1          6%
                                                                                           2          6%
                                                                                           3          5%
                                                                                           4          4%
                                                                                           5          3%
                                                                                           6          2%
                                                                                           7          1%
                                                                                           8
                                                                                       and over        0%
         Excess Withdrawal Transaction                                                                The lesser amount of $25 or 2%
         Charge (for unscheduled withdrawals                                                                of the amount withdrawn.
          in excess of two per year)(2)/

         Transfer Processing Fee                                                No charge for first 12 transfers in a Contract Year;
                                                                                                    thereafter, $10 fee per transfer
                                                                                                                      may be charged





--------------------

(1)/ After the "free-look" period, you may withdraw a portion of your Contract Value without incurring an early withdrawal charge. This amount is called the "Free Withdrawal Amount." The Free Withdrawal Amount is equal to 15% of your Contract Value as of the previous Contract Anniversary. If the entire 15% is not withdrawn in a particular Contract Year, the unused Free Withdrawal Amount does not carry over to the next Contract Year. The early withdrawal charge may be waived in certain additional circumstances. See "Early Withdrawal Charge," page ___.

(2)/ Withdrawals through a systematic withdrawal service may be assessed a $1.50 administrative fee for each payment.

SEPARATE ACCOUNT ANNUAL EXPENSES
         (as a percentage of Variable Contract Value)

         Daily Charge:



                                                                        Benefit Selected
                              -------------------------------------------------------------------------------------------------
                                                                                                                    Interest
                                                                                                 Annual Reset        Accrual
                               Basic                                             Interest       Death Benefit     Death Benefit
                               Death        Traditional      Annual Reset         Accrual          & Income         & Income
                              Benefit      Death Benefit     Death Benefit     Death Benefit       Benefit           Benefit
                              -------      -------------     -------------     -------------       -------           -------
Basic Death Benefit             1.00             1.00              1.00              1.00             1.00              1.00

Traditional Death Benefit(3)                      .20               .20               .20              .20               .20

Annual Reset Death Benefit(3)                                       .15                                .15

Interest Accrual                                                                      .15                                .15
Death Benefit(3)

Annual Reset                                                                                           .15
Income Benefit(3)

Interest Accrual
Income Benefit(3)                                                                                                        .15
-----------------           -----------      -----------       -----------       -----------      -----------        ---------

Total                           1.00             1.20              1.35              1.35             1.50              1.50




------------------------

(3) The total daily charge depends upon the death benefit and income options selected by the Owner. The total daily charge for selected options will not exceed 1.50%.

PORTFOLIO ANNUAL EXPENSES
         (as a percentage of average daily net assets of a Portfolio)


                        ============================================================================================
                                PaineWebber                     Investment                             Total Annual
                               Series Trust                    Advisory Fees      Other Expenses         Expenses
                        --------------------------------------------------------------------------------------------
                        Money Market Portfolio                     .50%                .67%               1.17 %
                        Strategic Fixed Income Portfolio           .50%(3)/           1.02%               1.52 %
                        High Grade Fixed Income Portfolio          .50%               1.12 %              1.62 %
                        Global Income Portfolio                    .75%               .81 %               1.56 %
                        Balanced Portfolio                         .75%               .49 %               1.24 %
                        Growth and Income Portfolio                .70%               .88 %               1.58 %
                        Growth Portfolio                           .75%               .39 %               1.14 %
                        Aggressive Growth Portfolio                .80%(4)/           .72 %               1.52 %
                        Global Growth Portfolio                    .75%(4)/           .35 %               1.10 %
                        ============================================================================================




                                    EXAMPLE



                                                             ===============================================
                       You would pay the following           1.  If you surrender     2.  If you do not
                       expenses on a $1,000 initial          or annuitize your        surrender or annuitize
                       Purchase Payment, assuming a 5%       Contract at the end      your Contract at the
                       annual return on assets and the       of the stated time       end of the stated time
                       maximum charges and expenses          period:                  period:
                       listed in the Fee Table above:
                                                             -----------------------------------------------
                                                              1 Year      3 Years       1 Year       3 Years
                        ------------------------------------------------------------------------------------
                        Money Market Portfolio               $_____      $______      $______       $______
                        Strategic Fixed Income Portfolio     $_____      $______      $______       $______
                        High Grade Fixed Income Portfolio    $_____      $______      $______       $______
                        Global Income Portfolio              $_____      $______      $______       $______
                        Balanced Portfolio                   $_____      $______      $______       $______
                        Growth and Income Portfolio          $_____      $______      $______       $______
                        Growth Portfolio                     $_____      $______      $______       $______
                        Aggressive Growth Portfolio          $_____      $______      $______       $______
                        Global Growth Portfolio              $_____      $______      $______       $______
                        ====================================================================================


         The purpose of the Fee Table is to assist you in understanding the expenses that you will pay directly or indirectly when you invest in the Contract. The amount of the investment




--------------------

(3)/ Mitchell Hutchins Asset Management Inc., the investment adviser to each Portfolio of the PaineWebber Series Trust, pays a percentage of its investment advisory fee from the Strategic Fixed Income Portfolio, the Aggressive Growth Portfolio and the Global Growth Portfolio as compensation for subadvisory services as follows: .25% for the Strategic Fixed Income Portfolio, .50% for the Aggressive Growth Portfolio and .29% for the Global Growth Portfolio.

advisory fees and other expenses in the Fee Table are the actual expenses incurred by the Portfolios in 1996.

         The purpose of the Example is to demonstrate the effect of the expenses on a $1,000 investment in the Division shown. For a more complete description of these expenses, see "What are the expenses under the Contract?," page __. The expenses and fees for each Portfolio are described in the prospectus for the PaineWebber Series Trust.

         The Fee Table and the Example do not reflect transfer or withdrawal processing fees. You might incur processing fees if you make more than a specified number of transfers or withdrawals in a Contract Year. See "Transfer Processing Fee," page ___ and "Excess Withdrawal Transaction Charge," page ___. The Fee Table and the Example assume that you have invested all your money in the Divisions of the Separate Account.

         THE EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE ASSUMED 5% ANNUAL RATE OF RETURN IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THIS ASSUMED RATE.

1.       WHAT IS THE CONTRACT?

         The Contract is a deferred variable annuity contract offered by us, PaineWebber Life Insurance Company. Under the terms of the Contract, we promise to pay you annuity payments after the Annuity Date. Until the Annuity Date, you may make Purchase Payments under the Contract, and you will generally not be taxed on increases in the value of your Contract as long as you do not take distributions. When you use the Contract in connection with a tax-qualified retirement plan, federal income taxes may be deferred on your Purchase Payments, as well as increases in the value of your Contract. See "How will my investment in the Contract be taxed?," page __. The Contract, and certain benefits or options under the Contract, may not be available in all states.

         You can allocate Net Purchase Payments to one or more of the nine subdivisions of the Separate Account, known as "Divisions." Payments allocated to a Division will be invested solely in a Portfolio, as you direct. Your Contract Value in a Division, called the "Variable Contract Value," will vary according to the performance of the corresponding Portfolio. Depending on market conditions, your Variable Contract Value in each Division could increase or decrease.

         You can also allocate Net Purchase Payments to our Stable Value Fixed Account. Your Contract Value in the Stable Value Fixed Account is called the Fixed Contract Value. When you allocate Net Purchase Payments to the Stable Value Fixed Account, we guarantee principal and interest. See "Stable Value Fixed Account Option," page ___.

         You can request that we transfer Contract Value from one account to another, subject to certain conditions. See "Transfers," page __.

2.       WHAT ARE MY ANNUITY OPTIONS?

         You choose the Annuity Date when you want annuity payments to begin. The Annuity Date must be on the first day of a month, and may not be earlier than the next month after the Earliest Annuity Date, which is the Contract Anniversary when the Annuitant is age 18, or later than the next month after the Latest Annuity Date, which is the Contract Anniversary when the Annuitant is age 90 (85 in Pennsylvania). We may approve a later Annuity Date. You select an annuity option from those listed below, and indicate whether you want your annuity payments to be fixed or variable or a combination of fixed and variable. If an annuity option is not chosen by the Latest Annuity Date, Option 3 for life with payments guaranteed for 10 years (described below) will be used on that date. An early withdrawal charge may be assessed at the Annuity Date unless the Annuity Date is the latest allowed, the Annuity Option chosen contains life contingencies, or the Annuity Option is for at least 5 years with no ability to commute the remaining payments. Unless you request otherwise, any money that you have invested in the Divisions will be used to provide variable annuity income, and any money that you have invested in the Stable Value Fixed Account will be used to provide a fixed annuity income.

         Your first annuity payment, whether fixed or variable, will be based on the amount of proceeds applied under the annuity option you have selected and on "annuity purchase rates" based on the Annuitant's age and sex and, if applicable, upon the age and sex of a second designated person. The annuity purchase rate that we apply will never be lower than the rate shown in your Contract. The annuity purchase rates are based on the 1983 Table "a" for Individual Annuity Valuation with projection scale G and interest at 2.5% if the Annuity Date is prior to the 9th Certificate Anniversary and 3% for Annuity Dates on or after the 9th Certificate Anniversary. The amount of proceeds applied depends upon the annuity income option you select in the application for the Contract. In general, Net Contract Value will be applied. However, if the Interest Accrual Income Benefit Option is selected, the amount applied will be (i) or (ii), whichever results in higher annuity payments: (i) the Net Contract Value on the Annuity Date applied at the current annuity settlement option rates; or (ii) the Interest Accrual Death Benefit amount (see "Does the Contract have a Death Benefit?" below) applied to any life contingent annuity option for fixed annuity payments, applied at guaranteed annuity settlement option rates. (In order for this income benefit option to be selected, the Interest Accrual Death Benefit Option must also be selected in the application.) If the Annual Reset Income Benefit Option is selected, the amount applied will be (i) or (ii) whichever results in higher annuity payments: (i) the Net Contract Value on the Annuity Date applied at current annuity settlement option rates; or (ii) the Annual Reset Death Benefit amount (see "Does the Contract have a Death Benefit?" below) applied to any life contingent annuity option for fixed annuity payments, applied at guaranteed annuity settlement option rates. (In order for this income benefit option to be selected, the Annual Reset Death Benefit Option must also be selected in the application.) Both the Interest Accrual Income Benefit Option and the Annual Income Benefit Option may be exercised on or after the seventh contract Anniversary, but must be exercised prior to the Latest Annuity Date. Neither option is available for Variable Annuity payments.

         If you have told us you want fixed annuity payments, the payments will always be the same amount as the first annuity payment. If you told us you want variable annuity payments, the amount of variable annuity payments will vary according to the investment performance of the Portfolios you have selected to support your variable annuity payments.

         Annuity payments will be made on the first Valuation Day of each month starting with the month in which the Annuity Date falls. Prior to the Annuity Date, you may choose a less frequent payment interval. The amount of each payment on an annual, semi-annual, or quarterly basis will not be less than the monthly payment computed from the appropriate annuity tables multiplied by the factors shown in the Contract. If any payment would be less than $100, we may change the payment interval so that payments are at least $100. If the amount to be applied at the Annuity Date is less than $5,000, we may pay such amount in a lump sum.

         We may require satisfactory proof that the Annuitant is living when each annuity payment is due. If proof is required, payments will stop until such proof is given. If any payment is made by check and the Annuitant personally endorses the check on or after the date on which such payment is due, no other proof will be required.

         The available annuity options are:

         - OPTION 1 - PAYMENTS FOR A GUARANTEED FIXED PERIOD. Payments will be made for the period chosen. The period must be at least 5 years. If this Option is taken as a Variable Annuity Payment, you may at any time choose to receive in a lump sum the value of the remaining payments commuted at the assumed investment rate of 4%.

         - OPTION 2 - LIFE ANNUITY. Payments will be made as long as the Annuitant lives. PAYMENTS WILL END WITH THE LAST PAYMENT DUE PRIOR TO THE ANNUITANT'S DEATH.

         - OPTION 3 - LIFE ANNUITY WITH PAYMENTS GUARANTEED FOR 10 OR 20 YEARS. Payments will be made for the guaranteed period chosen (10 or 20 years), and for as long thereafter as the Annuitant lives.

         - OPTION 4 - JOINT AND SURVIVOR LIFE ANNUITY. Payments will be made during the lifetimes of the Annuitant and the Annuitant's spouse. The amount of such payments will not change due to the first death. Payment will end with the last payment due prior to the second death.

3.       HOW DO I PURCHASE A CONTRACT?

         APPLYING FOR A CONTRACT. To purchase a Contract, you must complete an application and submit it to an authorized PaineWebber Life agent. You must make an initial Purchase Payment at least equal to the minimum required. See "Initial Purchase Payment," below. We reserve the right not to accept an application for any lawful reason.

         INITIAL PURCHASE PAYMENT. The Contract may be purchased to use in connection with tax-qualified plans, or it may be purchased on a non-tax-qualified basis. To purchase a non-tax-qualified Contract, you may not be more than 85 years old on the Contract Date if the Basic or Traditional Death Benefit option is selected, or more than 80 years old on the Contract Date if the Interest Accrual Death Benefit or Annual Reset Death Benefit is selected. (You may not be more than 75 years old in Pennsylvania.) To purchase a tax-qualified Contract, you must be at least 16 years old and not older than 70 years old on the Contract Date. You must also make a minimum initial Purchase Payment of $1,000 if you are purchasing a tax-qualified Contract, or $5,000 if you are purchasing a non-tax-qualified Contract.

         ISSUANCE OF A CONTRACT. Once we receive your initial Purchase Payment and your completed application information at our Administrative Office, we will usually issue your Contract within two Valuation Days. However, if you did not give us all the information we need, we will try to contact you to get the additional needed information. If we cannot complete the application within five Valuation Days, we will either send your money back or obtain your permission to keep your money until we receive all the necessary information. The Contract Date will be the date we issue your Contract.

         FREE-LOOK RIGHT TO CANCEL CONTRACT. During your "free-look" period, you may cancel your Contract. The free-look period expires 10 days after you receive your Contract. Some states may require a longer period. If you decide to cancel the Contract, you must return it by mail or other delivery method to PaineWebber Life or to an authorized PaineWebber Life agent. You will receive a refund equal to any Net Purchase Payment allocated to the Stable Value Fixed Account plus any Variable Contract Value, plus any charges deducted from any Purchase Payment, computed at the end of the Valuation Period in which the Contract is received by us at our Administrative Office. Immediately after mailing or delivery, the Contract will be deemed void from the beginning.

         Certain states require the refund to be equal to the Purchase Payments made. In such cases, the refund will be the greater of the Purchase Payments or Contract Value. In those states, the portion of the initial Net Purchase Payment allocated to the Separate Account will be held in the Money Market Division until the end of the "free-look" period. The portion of the initial Net Purchase Payments allocated to the Stable Value Fixed Account will be put
into the Stable Value Fixed Account immediately.   At the end of the
"free-look" period, Contract Value in the Money Market Division is allocated among the Divisions of the Separate Account based on the Purchase Payment allocation percentages specified in the application. For this purpose, we assume your free-look period begins 5 days after we issue your Contract.

         MAKING ADDITIONAL PURCHASE PAYMENTS. You may make additional Purchase Payments at any time before the Annuity Date. Minimum payments are $50 for a qualified plan, and $500 for a non-qualified plan. Any Net Purchase Payment received after the Contract Date will be credited to the Contract on the Valuation Day it is received at our Administrative Office. We reserve the right to refuse a Purchase Payment if total Purchase Payments made would exceed $1.5 million.

         SYSTEMIC PURCHASE PROGRAM. You may also arrange to have a specific dollar amount automatically withdrawn from your bank account or your Paine Webber Resource Management Account at periodic intervals (monthly or quarterly) and transferred to PaineWebber Life as Purchase Payments. Your bank must be a member of the Automated Clearing House. Your payments must be at least $100 each. Net Purchase Payments will be allocated among the Divisions and the Stable Value Fixed Account according to your most recent allocation on record. Your may terminate your participation in this program at any time.

4.       WHAT ARE MY ALLOCATION OPTIONS?

         PURCHASE PAYMENT ALLOCATIONS. When you apply for a Contract, you specify the percentage of each Net Purchase Payment to be allocated to each Division of the Separate Account and the Stable Value Fixed Account. If no direction is given for the first payment, it will be allocated 100% to the Money Market Division. If no direction is given after the first payment, subsequent payments will be allocated based on the last allocation on record. You can change the allocation percentages at any time by sending a satisfactory written or telephone request to our Administrative Office. The change will apply to all Purchase Payments received at the same time or after we receive your request. Purchase Payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number of at least 1%.

         DIVISION OPTIONS. The Separate Account has nine Divisions, each investing in a specific Portfolio of the PaineWebber Series Trust. The PaineWebber Series Trust is a series-type fund registered with the Securities and Exchange Commission as a diversified open-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective(s) of each of the Portfolios in which Divisions invest are summarized below. There is no assurance that these objectives will be met.

         THE MONEY MARKET PORTFOLIO seeks maximum current income consistent with liquidity and conservation of capital. To achieve its objective, the Portfolio invests in high grade money market instruments and repurchase agreements secured by such instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT.

         THE STRATEGIC FIXED INCOME PORTFOLIO seeks total return consisting of capital appreciation and income. To achieve this objective, this Portfolio invests primarily in fixed income securities of varying maturities with a dollar-weighted average portfolio duration between three and eight years.

         THE HIGH GRADE FIXED INCOME PORTFOLIO primarily seeks current income consistent with the preservation of capital and secondarily seeks capital appreciation. This Portfolio invests primarily in debt securities issued or guaranteed by the U.S. government, its agencies or instrumentalities and high quality corporate debt securities and mortgage-backed and asset-backed securities of private issuers.

         THE GLOBAL INCOME PORTFOLIO primarily seeks high current income and secondarily seeks capital appreciation. To achieve its objective, this Portfolio invests principally in high quality debt securities of foreign and U.S. issuers.

         THE BALANCED PORTFOLIO seeks a high total return with low volatility. To achieve its objective, the Portfolio allocates investments among equity securities, investment grade debt securities and money market instruments.

         THE GROWTH AND INCOME PORTFOLIO seeks current income and capital growth. This portfolio invests primarily in dividend-paying equity securities believed by Mitchell Hutchins to have the potential for rapid earnings growth.

         THE GROWTH PORTFOLIO seeks to provide long-term capital appreciation. To achieve its objective, this Portfolio invests primarily in equity securities of companies that, in the judgment of Mitchell Hutchins, have substantial potential for capital growth.

         THE AGGRESSIVE GROWTH PORTFOLIO seeks to maximize long-term capital appreciation. This Portfolio invests primarily in the common stocks of U.S. companies.

         THE GLOBAL GROWTH PORTFOLIO seeks to provide long-term capital appreciation. To achieve its objective, this Portfolio invests primarily in common stocks of companies based in the U.S., Europe, Japan and the Pacific Basin.

FURTHER INFORMATION ABOUT THE PORTFOLIOS IS CONTAINED IN THE ACCOMPANYING PROSPECTUS FOR THE PAINEWEBBER SERIES TRUST, WHICH YOU SHOULD READ IN CONJUNCTION WITH THIS PROSPECTUS. SEE ALSO "PAINEWEBBER SERIES TRUST," PAGE __.

         STABLE VALUE FIXED ACCOUNT OPTION. The Stable Value Fixed Account is part of our General Account. It is not a separate account. Amounts allocated to the Stable Value Fixed Account are credited with interest for the period of allocation at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 3% per year, compounded annually. We may credit current interest in excess of this guaranteed rate. The current interest rate and the guarantee period for that rate are determined periodically, usually weekly. Each guarantee period will be at least one year. You assume the risk that interest credited thereafter may not exceed the guaranteed rate of 3% per year. See "PaineWebber Life's Stable Value Fixed Account Option," page __.

         The Stable Value Fixed Account may credit higher current interest rates with respect to Contracts under which Owners have elected certain asset allocation or other services.

         TRANSFERS. After the end of the free-look period, prior to and after the Annuity Date, you may transfer Contract Value from and among the Divisions and the Stable Value Fixed Account. Currently, there is no limit on the amount or timing of transfers out of the Stable Value Fixed Account; however, transfers out of the Stable Value Fixed Account may be subject to restrictions in the future.

         Transfer requests may be made by satisfactory written or telephone request. If you do not want telephone transfer privileges, you must notify us in your application or in writing. A transfer will take effect on the Valuation Day the request is received at the Administrative Office.
PaineWebber Life may, however, defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments and Telephone Transactions," page __. There is currently no limit on the number of transfers from and among the Divisions. However, PaineWebber Life reserves the right to impose a $10 transfer processing fee on each transfer in a Contract Year in excess of twelve. For purposes of assessing the transfer processing fee, each transfer request is considered one transfer, regardless of the number of Divisions affected by the transfer. Any unused "free" transfers do not carry over to the next Contract Year. PaineWebber Life reserves the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

         DOLLAR-COST AVERAGING. The dollar-cost averaging program permits you to systematically transfer, on a monthly, quarterly, semi-annual, or annual basis, a set dollar amount from the Money Market Division of the Separate Account and/or the Stable Value Fixed Account to other Divisions. The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of Accumulation Units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. DOLLAR-COST AVERAGING DOES NOT ASSURE A PROFIT OR PROTECT AGAINST A LOSS.

         You may elect to participate in the dollar-cost averaging program at any time before the Annuity Date by sending us a written request on the form supplied by PaineWebber Life.

Participation in the program will begin one month after PaineWebber Life has received and processed the application. The minimum transfer amount is $100. Transfers will be allocated according to the most recent dollar cost averaging instruction on record with PaineWebber Life. Transfers will occur on the same day of the month as the Contract Date. If the resulting day is not a Valuation Day, then the transfer will be made on the next Valuation Day. Once elected, dollar cost averaging remains in effect from the date we receive your request until the Annuity Date or until the value of the Division or account from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. You can request changes in writing or by phone, if we have your telephone authorization on file. There is no additional charge for dollar-cost averaging. A transfer under this program is not considered a transfer for purposes of assessing an excess transfer charge. We reserve the right to discontinue offering the dollar-cost averaging program at any time and for any reason.

         CONTRACT VALUE. The Contract Value serves as a starting point for calculating certain values under a Contract. It is the aggregate of the Contract Values in each Division and the Fixed Contract Value. The Contract Value is determined first on the Contract Date and thereafter on each Valuation Day. The Contract Value will vary to reflect the performance of the Divisions to which Net Purchase Payments have been allocated, interest credited on amounts allocated to the Fixed Account, charges, transfers, withdrawals, and full surrenders. It may be more or less than Purchase Payments paid.

         NET CONTRACT VALUE. The Net Contract Value on a Valuation Day is the Contract Value, reduced by any applicable early withdrawal charge that would be deducted if the Contract were surrendered that day, and any applicable premium taxes.

         VARIABLE CONTRACT VALUE IN A DIVISION. On any Valuation Day, the Variable Contract Value in a Division is equal to the number of Accumulation Units attributable to that Division multiplied by the Accumulation Unit Value for that Division for that Valuation Day. When you allocate an amount to a Division, either by Net Purchase Payment allocation or transfer of Contract Value, your Contract is credited with Accumulation Units in that Division. The number of Accumulation Units is determined by dividing the amount allocated or transferred to the Division by the Division's Accumulation Unit Value for that Valuation Day. Similarly, when an amount is transferred from a Division or a full or partial withdrawal is taken from the Division, the number of Accumulation Units in the Division is reduced by dividing the amount transferred or withdrawn by the Division's Accumulation Unit Value for that Valuation Day.

         ACCUMULATION UNIT VALUES. A Division's Accumulation Unit Value is the value of its Accumulation Unit. Accumulation Unit Values vary to reflect the investment experience of the underlying Portfolio, and will increase or decrease from one Valuation Day to the next. The Accumulation Unit Value for each Division was arbitrarily set at $10 when the Division was established.
For each Valuation Period after the date of establishment, the Accumulation Unit Value is determined by multiplying the Accumulation Unit Value for a Division for the prior Valuation Period by the net investment factor for the Division for the current Valuation Period.

         NET INVESTMENT FACTOR. The net investment factor is an index used to measure the investment performance of a Division from one Valuation Period to the next. The net investment factor for any Division for any Valuation Period reflects the change in the net asset value per share of the Portfolio held in the Division from one Valuation Period to the next, adjusted for deduction of the applicable daily charge from assets in the Division. If any "ex-dividend" date occurs during the Valuation Period, the per share amount of any dividend or capital gain distribution is taken into account. Also, if any taxes need to be reserved, a per share charge or credit for any taxes reserved for, which is determined by us to have resulted from the operations of the Division, is taken into account.

         FIXED CONTRACT VALUE. The Fixed Contract Value on any date after the Contract Date is equal to: (1) the sum of the following amounts in the Stable Value Fixed Account: Net Purchase Payment allocations, Contract Value transfers, and interest accruals; minus (2) the sum of any withdrawals or transfers (including any withdrawal processing or transfer processing fee) from the Stable Value Fixed Account.

5.       WHAT ARE THE EXPENSES UNDER THE CONTRACT?

         PaineWebber Life deducts the charges described below. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by PaineWebber Life under or in connection with the Contracts.
Services and benefits provided by PaineWebber Life include: the ability for Owners to make full or partial withdrawals under the Contract; the death benefit; the income benefit; the available investment options, including dollar cost averaging, and systematic withdrawal programs; and administration of the annuity options available under the Contract; and the distribution of various reports to Owners. Costs and expenses incurred by PaineWebber Life include those associated with various overhead and other expenses associated with providing the services and benefits provided by the Contract, sales and marketing expenses, and other costs of doing business. Risks assumed by PaineWebber Life include the risks that Annuitants may live for a longer period of time than estimated when the annuity factors under the Contract were established, and the risks that the costs of providing the services and benefits under the Contracts will exceed the charges deducted. In addition to the charges below, we may deduct any taxes imposed by a state or other government on us because of the Contract. We can deduct such taxes when incurred; however, we may delay deducting them until annuitization or full withdrawal.

EARLY WITHDRAWAL CHARGE

         If you make a full or partial withdrawal, PaineWebber Life may deduct an early withdrawal charge calculated as a percentage of Net Purchase Payment(s) deemed to be withdrawn. We will not deduct an early withdrawal charge from Net Purchase Payments made seven or more Contract Years prior to the date of the withdrawal. The applicable percentage is 6% in each of the first two calendar years after the payment is made, and declines by 1% in each following year, until it reaches 0% in the eighth year. For purposes of calculating the early withdrawal charges we will deem withdrawals to be made in the following order: (i) first, from any Free Withdrawal Amount; (ii) then, from payments with no early withdrawal charge period remaining; (iii) then, from payments with the shortest early withdrawal charge period remaining and
(iv) any remaining amount. For purposes of determining early withdrawal charges on future withdrawals, any Free Withdrawal Amount is not considered a liquidation of Purchase Payments. We may also deduct a charge when you take annuity payments or when proceeds are paid upon the Owner's death. However, we will not deduct an early withdrawal charge on annuitization, if the Annuity Date is the latest allowed, the Annuity Option chosen contains life contingencies, or the Annuity Option is for at least 5 years with no ability to commute the remaining payments. We may also waive the early withdrawal charge:
(i) for Contracts issued to officers, directors, agents or full-time employees of PaineWebber Life and their families; the investment adviser or subadvisers of the PaineWebber Series Trust; the distributor and agents of the distributor; or the third party administrator; (ii) for group plans; or (iii) where the amount withdrawn is used to purchase another Contract issued by us. See "What are my annuity options?," page __.

         If you make a full withdrawal, the early withdrawal charge is deducted from the Contract Value in determining the Net Contract Value. If you make a partial withdrawal, the applicable early withdrawal charge is deducted from the Contract Value remaining after you have been paid the amount requested, and the early withdrawal charge will be calculated as the applicable percentage of the Net Purchase Payments from which the withdrawal is deemed to have been made (see above). Unless you specify otherwise, we will deduct the early withdrawal charge from each Division and the Stable Value Fixed Account in the ratio of the amount withdrawn from each to the total value withdrawn.

         FREE WITHDRAWAL AMOUNT. After the "free-look" period, you may withdraw a portion of your Contract Value without incurring an early withdrawal charge. This amount is called the "Free Withdrawal Amount." The Free Withdrawal Amount is equal to 15% of your Contract Value as of the previous Contract Anniversary. If the entire 15% is not withdrawn in a particular Contract Year, the unused Free Withdrawal Amount does not carry over to the next Contract Year.

EXCESS TRANSFER PROCESSING FEE

         We reserve the right to deduct a transfer processing fee of $10 for the 13th and each subsequent transfer during a Contract Year. For the purpose of assessing the excess transfer processing fee, each written or telephone request is considered to be one transfer, regardless of the number of Divisions affected by the transfer. The fee will be deducted from the Divisions or the Stable Value Fixed Account to which the transfer is made. If a transfer is made to more than one Division and/or the Stable Value Fixed Account at the same time, the excess transfer fee will be deducted pro-rata from the affected Divisions and/or the Stable Value Fixed Account. We reserve the right to waive the excess transfer processing fee.

EXCESS WITHDRAWAL TRANSACTION CHARGE

         If you make unscheduled withdrawals in excess of two each year, we may charge you an excess withdrawal transaction charge. This charge is equal to the lesser of $25 or 2% of the amount withdrawn.

SYSTEMATIC WITHDRAWAL PROCESSING FEE

         We may charge you a systematic withdrawal processing fee of $1.50 for each payment when you make withdrawals through our systematic withdrawal program.

DAILY CHARGE

         PaineWebber Life currently deducts a daily charge on an annual basis equal to a percentage of the daily net asset value of the Separate Account Divisions attributable to the

Contracts. The Basic Benefit Charge is 1.00%; if you select a traditional death benefit and annuity benefit, the daily charge is a total of 1.20%; if you select an annual reset death benefit, the daily charge is 1.35%; if you choose to add the annual reset income benefit, the daily charge is 1.50%; if you select an interest accrual death benefit, the daily charge is 1.35%; if you choose to add the interest accrual income benefit, the daily charge is 1.50%. Your total daily charge depends on the death benefit and income options you select. The total daily charge for selected options will not exceed a maximum 1.50%. This charge does not apply to Fixed Contract Value attributable to the Policies. This charge is factored into the net investment factor. See "Net Investment Factor," page ___.

PORTFOLIO EXPENSES

         Because the Separate Account purchases shares or units of the various Portfolios, the net assets of the Separate Account will reflect the investment advisory fees and other operating expenses incurred by the Portfolios. A table of each Portfolio's advisory fees and other expenses can be found in the front of this prospectus in the Fee Table. For a description of each Portfolio's expenses, advisory fees and other expenses, see the prospectus for the PaineWebber Series Trust.

6.       HOW WILL MY INVESTMENT IN THE CONTRACT BE TAXED?

     THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE.

INTRODUCTION

         The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a competent tax adviser should always be consulted with regard to the application of the tax law to individual circumstances. This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Department regulations, and interpretations existing on the date of this prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

         This discussion does not address federal estate and gift tax consequences, or any state or local tax consequences, associated with the purchase of the Contract. In addition, PAINEWEBBER LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT -- FEDERAL, STATE OR LOCAL -- OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

TAX STATUS OF PAINEWEBBER LIFE

         PaineWebber Life is taxed as a life insurance company under the Code. Since the operations of the Separate Account are a part of, and are taxed with, the operations of PaineWebber Life, the Separate Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Separate Account are not taxed to PaineWebber Life to the extent they are applied under a Contract. PaineWebber Life does not anticipate that it will incur any federal income tax liability in the Separate Account attributable to such income and gains, and therefore PaineWebber Life does not intend to make provision for any such taxes. If PaineWebber Life is taxed on investment income or capital gains of the Separate Account, then PaineWebber Life may impose a charge against the Separate Account in order to make provision for such taxes.

NON-QUALIFIED ANNUITIES:  TAX DEFERRAL DURING ACCUMULATION PERIOD

         The Contract may be issued as a "non-qualified annuity contract," that is, an annuity contract not issued in connection with a Qualified Plan. Under existing provisions of the Code, except as described below, any increase in a Contract Owner's Contract Value is generally not taxable to the Contract Owner until amounts are received from such a Contract, either in the form of Annuity payments as contemplated by the Contract, or in some other form of distribution. However, certain requirements must be satisfied in order for this general rule to apply, including: (1) the investments of the Separate Account must be "adequately diversified" in accordance with Treasury Department regulations, (2) PaineWebber Life, rather than the Contract Owner, must be considered the owner of the assets of the Separate Account for federal income tax purposes, and (3) the Contract must be owned by an individual (or treated as owned by an individual).

         DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Divisions of the Separate Account, are to be "adequately diversified." If a Division of the Separate Account failed to comply with these diversification standards, Contracts based on that segregated asset account would not be treated as annuity contracts for federal income tax purposes and the Contract Owners would generally be taxable currently on the income on the contract (as defined in the tax law) beginning with the period of non-diversification. PaineWebber Life expects that the Divisions of the Separate Account will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

         OWNERSHIP TREATMENT. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the assets of the Divisions of the Separate Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includible in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

         The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, under this Contract, the Contract Owner has the choice of more investment options to which to allocate Purchase Payments and the Contract Value, and may be able to transfer among investment options more frequently, than in such rulings. These differences could result in the Contract Owner being treated as the owner of all or a portion of the assets of the Separate Account. In addition, PaineWebber Life does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. PaineWebber Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Separate Account. However, there is no assurance that such efforts would be successful.

         Frequently, if the IRS or the Treasury Department sets forth a new position which is adverse to taxpayers, the position is applied on a prospective basis only. Thus, if the IRS or the Treasury Department were to issue regulations or a ruling which treated a Contract Owner as the owner of the Separate Account, that treatment might apply on a prospective basis. However, if the regulations or ruling were not considered to set forth a new position, a Contract Owner might retroactively be determined to be the owner of the assets of the Separate Account.

         NON-NATURAL OWNER. As a general rule, contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the owner of the contract during the taxable year. There are several exceptions to this general rule for non-natural owners. First, contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a contract under a non-qualified deferred compensation arrangement for its employees.

         In addition, exceptions to the general rule for non-natural owners will apply with respect to (a) contracts acquired by an estate of a decedent by reason of the death of the decedent, (b) certain contracts issued in connection with certain Qualified Plans, (c) certain contracts purchased by employers upon the termination of certain Qualified Plans, (d) certain contracts used in connection with structured settlement agreements, and (e) contracts purchased with a single Purchase Payment when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

         The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

TAXATION OF WITHDRAWALS FROM NON-QUALIFIED ANNUITIES

         In the case of a partial withdrawal prior to the Annuity Date, amounts received generally are includible in income to the extent the Contract Owner's Contract Value before the withdrawal exceeds his or her "investment in the contract." In the case of a complete withdrawal for the Net

Contract Value, amounts received are includible in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time generally equals the total of the Purchase Payments made under the Contract to that time less any amounts previously received from the Contract which were not includible in income.

         In the case of withdrawals made under the systematic withdrawal program, the amount of each withdrawal will generally be taxed in the same manner as a partial withdrawal made prior to the Annuity Date, as described above. However, there is some uncertainty regarding the tax treatment of systematic partial withdrawals, and it is possible that additional amounts may be includible in income.

         The Contract provides an Enhanced Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. As described elsewhere in this prospectus, PaineWebber Life imposes certain charges with respect to the Enhanced Death Benefit. It is possible that all or a portion of those charges could be treated for federal income tax purposes as a partial withdrawal from the Contract.

TAXATION OF ANNUITY PAYMENTS FROM NON-QUALIFIED ANNUITIES

         Normally, the portion of each Annuity payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of fixed Annuity payments, the exclusion amount is the amount determined by multiplying (1) the fixed Annuity payment by (2) the ratio of the "investment in the contract" (defined above), adjusted for any period certain or refund feature, allocated to the fixed Annuity option to the total expected amount of fixed Annuity payments for the period of the Contract (determined under Treasury Department regulations). In the case of variable Annuity payments, the exclusion amount for each variable Annuity payment is a specified dollar amount equal to the investment in the contract allocated to the variable Annuity option when payments begin divided by the number of variable payments expected to be made (determined under Treasury Department regulations). There is some uncertainty regarding the tax treatment of variable annuity payments under Option 1, "payments for a guaranteed fixed period," and it is possible that certain additional amounts might be includible in income.

         Once the total amount of the investment in the contract is excluded using these formulas, Annuity payments will be fully taxable. If Annuity payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount will be allowed as a deduction.

TAXATION OF DEATH BENEFIT PROCEEDS FROM NON-QUALIFIED ANNUITIES

         Prior to the Annuity Date, the Enhanced Death Benefit may be distributed from a Contract because of the death of a Contract Owner. Such death benefit proceeds are includible in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a complete withdrawal, as described above, or (2) if distributed under an Annuity option, they are taxed in the same manner as Annuity payments, as described above. After the Annuity Date, where a guaranteed period exists under an Annuity option and the Annuitant dies before the end of that period, payments made to the beneficiary for the remainder of that period are includible in income as follows: (1) if received in a lump sum, they are includible in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing Annuity option selected, they are fully excludable from income until the remaining investment in the contract is deemed to be recovered, and all Annuity payments thereafter are fully includible in income.

         If certain amounts become payable in a lump sum from a Contract, such as the Enhanced Death Benefit, it is possible that such amounts might be viewed as constructively received and thus subject to tax, even though not actually received. The Enhanced Death Benefit will not be constructively Received if it is applied under an Annuity option within 60 days after the day on which it becomes payable. (Any Annuity option selected must comply with any applicable minimum distribution requirements under the Contract).

ASSIGNMENT, PLEDGES, AND GRATUITOUS TRANSFERS OF NON-QUALIFIED ANNUITIES

         Any assignment or pledge (or agreement to assign or pledge) any portion of the value of the Contract is treated for federal income tax purposes as a partial withdrawal of such amount or portion. The investment in the contract is increased by the amount includible in income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If a Contract Owner transfers a Contract without adequate consideration to a person other than the Contract Owner's spouse (or to a former spouse incident to divorce), the Contract Owner will be taxed on the difference between the cash surrender value (within the meaning of the tax law) and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

SECTION 1035 EXCHANGES OF NON-QUALIFIED ANNUITIES

         Section 1035 of the Code provides that no gain or loss is recognized when an annuity contract is received in exchange for a life insurance, endowment, or annuity contract if no cash or other property is received in the exchange transaction. Special rules and procedures apply in order for an exchange to meet the requirements of section 1035. Prospective purchasers of this Contract should consult a tax advisor before entering into a section 1035 exchange.

PENALTY TAX ON PREMATURE DISTRIBUTIONS FROM NON-QUALIFIED ANNUITIES

         A 10% penalty tax applies to the taxable amount of any payment from the Contract unless the payment is: (a) received on or after the taxpayer reaches age 59-1/2; (b) attributable to the taxpayer's becoming disabled (as defined in the tax law); (c) made on or after the death of the Contract Owner or, if the Contract Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) over the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and a designated beneficiary (as defined in the tax law); or (e) made under a Contract purchased with a single Purchase Payment when the annuity starting date (as defined in the tax law) is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the Annuity period. It is unclear whether variable Annuity distributions, or withdrawals made pursuant to the systematic withdrawal program, will qualify for exceptions
(d) or (e) above. Accordingly, a prospective purchaser of a non-qualified Contract who expects to receive distributions prior to attaining age 59-1/2 should consult a qualified tax advisor regarding the application of the penalty tax to distributions.

AGGREGATION OF NON-QUALIFIED ANNUITY CONTRACTS

         In certain circumstances, the amount of an Annuity payment, partial withdrawal, or complete withdrawal from a Contract that is includible in income is determined by combining some or all of the annuity contracts owned by an individual. For example, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including a withdrawal prior to the annuity starting date) is includible in income. In addition, if a person purchases a Contract offered by this prospectus and also purchases at approximately the same time an immediate annuity, the IRS may treat the two contracts as one contract. The effects of such aggregation are not clear; however, it could affect the time when income is taxable and the amount which might be subject to the 10% penalty tax described above.

USE OF THE CONTRACT IN CONNECTION WITH QUALIFIED PLANS

         In addition to issuing the Contracts as non-qualified annuities, PaineWebber Life currently issues the Contracts as Individual Retirement Annuities ("IRAs"). PaineWebber Life may also issue the Contracts in connection with certain other types of Qualified Plans which receive favorable treatment under the Code. Numerous special tax rules apply to the Contract Owners under IRAs and other Qualified Plans and to the Contracts used in connection with such plans. Therefore, no attempt is made to provide more than general information about the use of Contracts with the various types of Qualified Plans. A tax advisor should be consulted before the purchase, change, or transfer of a Contract (or of funds held thereunder) in connection with a Qualified Plan.

         The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, for both withdrawals and Annuity payments under certain Contracts issued in connection with Qualified Plans, there may be no "investment in the contract" and the total amount received may be taxable. Also, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. In addition, loans, assignments and pledges are permitted only in limited circumstances under Contracts issued in connection with Qualified Plans.

         When issued in connection with a Qualified Plan, a Contract will be amended as necessary to conform to the requirements of the plan. However, Contract Owners, Annuitants, and beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, PaineWebber Life is not bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless PaineWebber Life consents.

INDIVIDUAL RETIREMENT ANNUITIES

         IN GENERAL. As indicated above, PaineWebber Life currently issues the Contract as an IRA. If the Contract is used for this purpose, the Contract Owner must be the Annuitant.

         PURCHASE PAYMENTS. When this Contract is issued as an IRA, both the Purchase Payments that may be paid, and the tax deduction that the Contract Owner may claim for such Purchase Payments, are limited by the tax law. In general, the Purchase Payments that may be made for an IRA for any year are limited to the lesser of $2,000 or 100% of the Contract Owner's earned income for the year. Also, with respect to an individual who has less income than his or her spouse, Purchase Payments may be made by that individual to an IRA to the extent of the lesser of (1) $2,000, or (2) the sum of (i) the compensation includible in such individual's gross income for the taxable year and (ii) the compensation includible in the gross income of the individual's spouse for the taxable year reduced by the amount allowed as a deduction for IRA contributions to such spouse. An excise tax is imposed on IRA contributions that exceed the law's limits.

         The deductible amount of the Purchase Payments made for an IRA for any taxable year is limited to the amount of Purchase Payments that may be paid for the Contract for that year, or a lesser amount where the individual or his or her spouse is an active participant in certain Qualified Plans. A single person who is an active participant in a Qualified Plan (including a qualified pension, profit-sharing, or annuity plan, a simplified employee pension plan, a "section 403(b)" annuity plan, or a SIMPLE retirement account, as discussed below) and who has adjusted gross income in excess of $35,000 may not deduct Purchase Payments, and such a person with adjusted gross income between $25,000 and $35,000 may deduct only a portion of such payments. Also, married persons who file a joint return, one of whom is an active participant in a Qualified Plan, and who have adjusted gross income in excess of $50,000 may not deduct Purchase Payments, and those with adjusted gross income between $40,000 and $50,000 may deduct only a portion of such payments. Married persons filing separately may not deduct Purchase Payments if either the taxpayer or the taxpayer's spouse is an active participant in a Qualified Plan.

         In applying these and other rules applicable to an IRA, all individual retirement accounts and IRAs owned by an individual are treated as one contract, and all amounts distributed during any taxable year are treated as one distribution.

         TAX DEFERRAL DURING ACCUMULATION PERIOD. Until distributions are made from an IRA, increases in the Contract Value of the Contract are not taxed.

         IRAs and individual retirement accounts (that may invest in this Contract) generally may not invest in life insurance contracts, but an annuity contract that is issued as an IRA (or that is purchased by an individual retirement account) may provide a death benefit that equals the greater of the Purchase

Payments paid and the contract's cash value. This Contract provides an Enhanced Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that the Enhanced Death Benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

         TAXATION OF DISTRIBUTIONS AND ROLLOVERS. If all Purchase Payments made to an IRA were deductible, all amounts distributed from the Contract are included in the recipient's income when distributed. However, if nondeductible Purchase Payments were made to an IRA (within the limits allowed by the tax law), only a portion of each distribution from the Contract typically is includible in income when it is distributed. In such a case, any amount distributed as an Annuity payment or in a lump sum upon death or a withdrawal is taxed as described above in connection with such a distribution from a nonqualified annuity, treating as the investment in the contract the sum of the nondeductible Purchase Payments at the end of the taxable year in which the distribution commences or is made (less any amounts previously distributed that were excluded from income). Also, in such a case, any amount distributed upon a partial withdrawal is partially includible in income. The includible amount is the excess of the distribution over the exclusion amount, which in turn equals the distribution multiplied by the ratio of the investment in the contract to the Contract Value immediately before the distribution.

         In any event, subject to the direct rollover and mandatory withholding requirements (discussed below), amounts may be "rolled over" from certain Qualified Plans to an IRA (or from one IRA or individual retirement account to an IRA) without incurring current income tax if certain conditions are met. Only certain types of distributions to eligible individuals from Qualified Plans, individual retirement accounts, and IRAs may be rolled over.

         PENALTY TAXES. Subject to certain exceptions, a penalty tax is imposed on distributions from an IRA equal to 10% of the amount of the distribution includible in income. (Amounts rolled over from an IRA generally are excludable from income.) The exceptions provide, however, that this penalty tax does not apply to distributions made to the Contract Owner (a) on or after age 59-1/2, (b) on or after death or because of disability (as defined in the tax law), or (c) as part of a series of substantially equal periodic payments over the life (or life expectancy) of the Contract Owner or the joint lives (or joint life expectancies) of the Contract Owner and his or her beneficiary (as defined in the tax law). It is unclear whether variable Annuity distributions from this Contract, or withdrawals made pursuant to the systematic withdrawal program, will qualify for exception (c) above. In addition to the foregoing, failure to comply with a minimum distribution requirement will result in the imposition of a penalty tax of 50% of the amount by which a minimum required distribution exceeds the actual distribution from an IRA. Under this requirement, distributions of minimum amounts from an IRA as specified in the tax law must generally commence by April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70-1/2.

OTHER TYPES OF QUALIFIED PLANS

         The following sections describe tax considerations of Contracts used in connection with various types of Qualified Plans other than IRAs. PaineWebber Life may not offer all of the types of Qualified Plans described at any given time. Prospective purchasers of Contracts for use in connection with such Qualified Plans should therefore contact PaineWebber Life's

Administrative Office at 601 6th Avenue, Des Moines, Iowa 50309 to ascertain the availability of the Contract for certain Qualified Plans at any given time.

         SIMPLIFIED EMPLOYEE PENSIONS (SEP-IRAS). Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees, using the employees' IRAs for such purposes, if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to IRAs. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the treatment of the Contract's Enhanced Death Benefit for purposes of certain tax rules governing IRAs (which would include SEP-IRAs). Employers intending to use the Contract in connection with SEP-IRAs should seek competent advice.

         SIMPLE IRAS. Section 408(p) of the Code permits certain small employers to establish "SIMPLE retirement accounts," including SIMPLE IRAs, for their employees. Under SIMPLE IRAs, certain deductible contributions are made by both employees and employers. SIMPLE IRAs are subject to various requirements, including limits on the amounts that may be contributed, the persons who may be eligible, and the time when distributions may commence. As discussed above (see Individual Retirement Annuities), there is some uncertainty regarding the proper characterization of the Contract's Enhanced Death Benefit for purposes of certain tax rules governing IRAs (which would include SIMPLE IRAs). Employers intending to use the Contract in connection with SIMPLE IRAs should seek competent tax advice.

         CORPORATE AND SELF-EMPLOYED ("H.R. 10" OR "KEOGH") PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. The Contract provides an Enhanced Death Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that this Enhanced Death Benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants. Employers intending to use the Contract in connection with such plans should seek competent advice.

         SECTION 403(b) ANNUITY CONTRACTS. Section 403(b) of the Code permits public school employees, employees of certain types of charitable, educational and scientific organizations exempt from tax under section 501(c)(3) of the Code, and employees of certain types of State educational organizations specified in section 170(b)(1)(A)(ii), to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of Purchase Payments from gross income for federal income tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Annuity Contract" should seek competent advice as to eligibility, limitations on permissible amounts of Purchase Payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisors should consider that this Contract provides an Enhanced Death

Benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that this Enhanced Death Benefit be characterized as an incidental death benefit. If the Enhanced Death Benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Annuity Contract. Even if the Enhanced Death Benefit under the Contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her section 403(b) plan.

         Section 403(b) Annuity Contracts contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and
(iii) earnings after 1988 on amounts attributable to salary reduction contributions (and earnings on those contributions) held as of the last year beginning before January 1, 1989. These amounts can be paid only if the employee has reached age 59-1/2, separated from service, died, or become disabled (within the meaning of the tax law), or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon cannot be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent PaineWebber Life is directed to transfer some or all of the Contract Value as a tax-free direct transfer to the issuer of another Section 403(b) Annuity Contract or into a section 403(b)(7) custodial account subject to withdrawal restrictions which are at least as stringent.)

         DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS AND FEDERAL INCOME TAX WITHHOLDING FOR "ELIGIBLE ROLLOVER DISTRIBUTIONS"

         In the case of an annuity contract used in connection with a Qualified Plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, any "eligible rollover distribution" from the contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is the taxable portion of any distribution from such Qualified Plans, excluding certain amounts such as minimum distributions required under section 401(a)(9) of the Code and certain distributions which are part of a "series of substantially equal periodic payments" made not less frequently than annually for the life (or life expectancy) of the employee, or for the joint lives (or joint life expectancies) of the employee and the employee's designated beneficiary (within the meaning of the tax law), or for a specified period of 10 years or more.

         Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from a contract, discussed below, the taxpayer cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply to that portion of the eligible rollover distribution which, instead of receiving, the taxpayer elects to have directly transferred to certain eligible retirement plans (such as to this Contract when issued as an IRA).

         If this Contract is issued in connection with a Qualified Plan that is qualified under sections 401(a), 403(a), or 403(b) of the Code, then, prior to receiving an eligible rollover distribution, the Contract Owner will receive a notice (from the plan administrator or PaineWebber Life) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

         PaineWebber Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies PaineWebber Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, however, PaineWebber Life may be required to withhold tax in any event. The withholding rates applicable to the taxable portion of periodic Annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including withdrawals prior to the Annuity Date) is 10%. Regardless of whether an election is made to have federal income tax withheld, the Contract Owner is still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

7.       HOW DO I ACCESS MY MONEY?

         You may make full or partial withdrawals under the Contract. Proceeds are also payable upon the death of the Owner before the Annuity Date. See "Does the Contract have a Death Benefit?," page ___. When you surrender the Contract or when proceeds are payable on the death of an Owner, you can request that the proceeds be paid under an annuity option. See "What are my annuity options?," page ___.

WITHDRAWALS

         Prior to the Annuity Date and the Owner's death, you may request a withdrawal of part or all of the Net Contract Value. Requests for withdrawals may be made in writing, or in another form of communication acceptable to us. Written requests must be signed by you. The signature should match the name reflected on your account, and the request should include your Contract number. We will contact you if we do not receive the request in proper form. If you are requesting a full withdrawal you must include your Contract with your request. See "Requesting Payments and Telephone Transactions," page __. Any withdrawal must be at least $500 and must be less than the Net Contract Value on the day the request for withdrawal is received at our Administrative Office. We will pay you the withdrawal amount in one sum. We may defer paying you a withdrawal attributable to the Fixed Contract Value for up to 6 months.

         When you request a withdrawal, you should direct how the withdrawal should be allocated and deducted from your Contract Value. If you provide no directions, the withdrawal will be deducted from your Contract Value in the Divisions and Stable Value Fixed Account in the ratio of the value in each Division and Stable Value Fixed Account to the Contract Value.

         You may request a full withdrawal of the Net Contract Value at any time prior to the Annuity Date and the Owner's death. The Contract will terminate on the Valuation Day we receive your request or such later date as you might request. We will pay you the Net Contract Value in one sum unless
you choose an annuity option.   We may defer paying you the Net Contract Value
attributable to the Fixed Contract Value for up to 6 months.

SYSTEMATIC WITHDRAWAL PROGRAM

         The systematic withdrawal program provides an automatic monthly, quarterly, semi-annual, or annual payment to you from the amounts you have accumulated in the Divisions and/or the Stable Value Fixed Account.

         You can choose to have the withdrawals transferred electronically to your PaineWebber account, to your bank account, or paid by check. At your request, we will withhold taxes from your payment. You may also specify the day of the month on which we will make your withdrawals. Unless you notify us otherwise, we will allocate each systematic withdrawal among the Divisions and the Stable Value Fixed Account in the ratio of the Contract Value in each Division and the Stable Value Fixed Account to the Variable Contract Value.
The minimum payment is $100. To use the program, you must maintain Contract Value of at least $1,000. You may elect to participate in the systematic withdrawal program at any time before the Annuity Date by sending a written request, or other form of communication acceptable to us, to our Administrative Office. You decide when the program will begin, however, we generally need one month to process your order after we receive your request. The program will remain in effect until your Contract Value drops below $1,000. You may cancel or make changes in the program at any time by sending us a written request or by calling us by telephone if we have your telephone authorization on file.

         We will assess any applicable early withdrawal charge on these withdrawals. We may also assess a $1.50 systematic withdrawal processing fee. See "Early Withdrawal Charge" and "Systematic Withdrawal Processing Fee," page __. We reserve the right to discontinue offering the systematic withdrawal program at any time and for any reason.

REQUESTING PAYMENTS AND TELEPHONE TRANSACTIONS

         REQUESTING PAYMENTS. Requests for payment may be in writing or other form of communication acceptable to us, and must be sent to our Administrative Office or given to an authorized PaineWebber Life agent for forwarding to our Administrative Office. We will ordinarily pay any Death Benefit or full or partial withdrawal proceeds within seven days after receipt at our Administrative Office of all the documents required for such a payment. The amount will be determined as of the date our Administrative Office receives all required documents.

         We may delay making a payment or processing a transfer request if:
(1) the disposal or valuation of the Separate Account's assets is not reasonably practicable because the New York

Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or (2) the SEC by order permits postponement of payment to protect PaineWebber Life's Contract Owners. We also may defer making payments attributable to a check that has not cleared, and we may defer payment of proceeds from the Stable Value Fixed Account for a full or partial withdrawal request for up to six months from the date we receive the request. However, Net Contract Value paid under an annuity option will not be deferred.

         TELEPHONE TRANSACTIONS. You may make certain requests under the Contract by telephone if we have a written telephone authorization on file. These include requests for transfers, withdrawals, changes in Net Purchase Payment allocation instructions, dollar-cost averaging changes, and systematic withdrawal changes. Our Administrative Office will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include, among others, requiring some form of personal identification prior to acting upon instructions received by telephone, providing written confirmation of such transactions, and/or tape recording of telephone instructions. Your request for telephone transactions authorizes us to record telephone calls. If reasonable procedures are not employed, we may be liable for any losses due to unauthorized or fraudulent instructions. If reasonable procedures are employed, we will not be liable for any losses due to unauthorized or fraudulent instructions.

8.       HOW IS THE PERFORMANCE OF THE CONTRACT PRESENTED?

         We may advertise or include in sales literature yields, effective yields and total returns for the Divisions. Effective yields and total returns for the Divisions are based on the investment performance of the corresponding Portfolio of the PaineWebber Series Trust. THESE FIGURES ARE BASED ON HISTORICAL EARNINGS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. We may also advertise or include in sales literature a Division's performance compared to certain performance rankings and indexes compiled by independent organizations, and we may present performance rankings and indexes without such a comparison. More detailed information about performance data appears in the Statement of Additional Information.

         The yield of the Division investing in the Money Market Portfolio refers to the annualized income generated by an investment in the Division over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven-day period over a 52-week period. The effective yield is calculated similarly but, when annualized, the income earned by an investment in the Division is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

         The yield of a Division (except the Money Market Division) refers to the annualized income generated by an investment in the Division over a specified 30-day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30-day or one-month period is generated each period over a 12-month period.

         The total return of a Division refers to return quotations assuming an investment under a Contract has been held in the Division for various periods of time. Average annual total return of a Division tells you the return you would have experienced if you allocated a $1,000 Net Purchase Payment to a Division for the specified period. "Standardized" average annual total return reflects all historical investment results, less all charges and deductions applied against the Division, including any surrender charge that would apply if you terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes. "Non-Standard" average annual total return information may be presented, computed on the same basis as described above, except that deductions will not include the early withdrawal charge. In addition, we may from time to time disclose average annual total return in non-standard formats and cumulative total return for a Division.

         We may, from time to time, also disclose yield, standard total returns, and non-standard total returns for the Portfolios. We may also disclose yield, standard total returns, and non-standard total returns of funds or other accounts managed by the investment adviser or a subadviser with investment objectives similar to those of the Portfolios, and Division performance based on that performance data. Non-standard performance will be accompanied by standard performance.

         In advertising and sales literature, the performance of each Division may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment series of mutual funds with investment objectives similar to each of the Divisions. Advertising and sales literature may also compare the performance of each Division to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indexes may also be used as a source of performance comparison. We may also report other information, including the effect of tax-deferred compounding on a Division's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

9.       DOES THE CONTRACT HAVE A DEATH BENEFIT?

         If the Owner dies before the Annuity Date and a Death Benefit is payable, the Beneficiary will receive a Death Benefit determined in accordance with the death benefit option selected by the Owner in the application.

         BASIC DEATH BENEFIT. The amount paid is equal to the Net Contract Value if the owner dies prior to the Annuity Date and prior to age 90.

         TRADITIONAL DEATH BENEFIT. The amount paid will be the greater of (1) the sum of Net Purchase Payments less any withdrawals and less any previously deducted withdrawal or transfer charges, and (2) the Contract Value. Both amounts will be calculated on the Valuation Day we receive due proof of the Annuitant's death.

         ANNUAL RESET DEATH BENEFIT.  The amount paid will be the greatest of
(A), (B), or (C) where: (A) is the Contract Value, (B) is the sum of Net Purchase Payments less any withdrawals and less any previously deducted withdrawal or transfer charges; and (C) is the greatest Contract Value as measured on each Contract Anniversary, plus any Purchase Payments after that anniversary; less any withdrawals and less any withdrawal or transfer charges deducted after that anniversary.

         The Contract Values taken into account for purposes of calculating (C) are based on the Owner's age at issue. If the Owner's age at issue is 0-75,
(C) will take into account Contract Values for Contract Anniversaries when the Owner's age is less than or equal to age 80. Thereafter, no subsequent Contract Values will be taken into account, but prior Contract Values will continue to be adjusted as described in (C). If the Owner's age at issue is 76-80, (C) will take into account Contract Values on each of the first five Contract Anniversaries. Thereafter, no Contract Values will be taken into account, but prior Contract Values will continue to be adjusted as described in
(C).

         The Annual Reset Death Benefit on or after the Owner's 90th birthday is the Net Contract Value.

         INTEREST ACCRUAL DEATH BENEFIT. The amount paid will be the greatest of (A) or (B), where: (A) is the Contract Value, and (B) is Net Purchase Payments less any withdrawals and any previously deducted withdrawal or transfer charges, all accumulated at the Death Benefit Interest Rate. The Death Benefit Interest Rate is a weighted average of Interest Accrual Rates for eligible Divisions, each ineligible Division, and each Stable Fixed Account option. The calculation is done on a daily basis. The Interest Accrual Rate for eligible Divisions is .0159654%, which is equivalent to 6% on an annual basis. The Interest Accrual Rate for each ineligible Division and for each Stable Fixed Account option is equal to the actual net rate of return for such ineligible Division or Stable Value Fixed Account option. The Death Benefit Interest Rate is based on the Interest Accrual Rates, each weighted by the daily Contract Values in the eligible Divisions, each ineligible Division, and each Stable Value Fixed Account option under the Contract.

         Currently, Eligible Divisions are ___________. Ineligible Divisions are ___________. We reserve the right to change the Eligible and Ineligible Divisions in the future.

         The calculation of (B) is based on the Owner's age at issue. If Joint Owners exist, the age of the youngest Joint Owner is used. If the age at issue is 0-75, (B) accumulates until the Contract Anniversary when the Owner reaches age 80. After the Contract Anniversary when the Owner reaches age 80, (B) is increased by any Net Purchase Payments and decreased by any withdrawals and withdrawal or transfer charges since that date, but no further interest accumulates. If the age at issue is 76-80, (B) accumulates until the Contract Anniversary five years after the issue date of the Contract. Beyond this anniversary, (B) is increased by any Net Purchase Payments and decreased by any withdrawals and withdrawal or transfer charges since that date, but no further interest accumulates.

         The Interest Accrual Death Benefit after the maximum maturity age and before the Annuity Date is the Net Contract Value.

         If the Death Benefit is payable and an annuity option is chosen for payment of the Death Benefit, the Annuity Date will be the date we receive due proof of the Owner's death. The beneficiary must choose the annuity option as well as whether the annuity payments are to be fixed or variable or a combination of fixed and variable. See "What are my annuity options?," page ___. If, after 90 days, no annuity option has been chosen for the Death Benefit to be paid, payment will be in one lump sum. If the Beneficiary dies at the same time or within 10 days after the Owner dies, the payments under the Contract due the Owner's death will be paid as if the Beneficiary had died before the Owner. The order for payment to beneficiaries, as well as a discussion of how beneficiaries are designated, see "Annuity Payments Provisions" in the Statement of Additional Information.

         For a discussion of the rules for paying the proceeds upon the death of an Owner, see "Death of Owner" in the Statement of Additional Information.

10.      WHAT OTHER INFORMATION SHOULD I KNOW?

PAINEWEBBER LIFE AND THE SEPARATE ACCOUNT

         PAINEWEBBER LIFE INSURANCE COMPANY. PaineWebber Life is a stock life insurance company organized under the laws of the State of California in 1956 as Pacific Fidelity Life Insurance Company. The executive and administrative offices of PaineWebber Life are at 1200 Harbor Boulevard, Weehawken, New Jersey 07087 and 601 6th Avenue, Des Moines, Iowa 50309, respectively. PaineWebber Life is a wholly-owned subsidiary of PaineWebber Life Holdings Inc., which in turn is a wholly-owned subsidiary of PaineWebber Group Inc. PaineWebber Life is subject to regulation by the Insurance Department of the State of California as well as by the insurance departments of all other states and jurisdictions in which it does business. PaineWebber Life is admitted to conduct life insurance business in the District of Columbia and all states except Connecticut and New York, and intends to market the Contract in all of the jurisdictions in which it is admitted. PaineWebber Life submits annual statements on its operations and finances to insurance officials in such states and jurisdictions. The Contract described in this prospectus has been filed with and, where required, approved by, insurance officials in those jurisdictions where it is sold.

         PaineWebber Life has entered into a contract with American Republic Insurance Company, 601 6th Avenue, Des Moines, Iowa 50309, under which the latter has agreed to perform certain of the administrative services relating to the Contract. Such administrative services include: issuing Contracts, maintaining Contract Owner records (accounting, valuation and reporting services) and issuing reports.

         PaineWebber Life intends to reinsure all or a portion of its guaranteed obligations under the Contracts.

         PAINEWEBBER LIFE'S STABLE VALUE FIXED ACCOUNT OPTION. The Stable Value Fixed Account is part of PaineWebber Life's general account assets. PaineWebber Life's general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, PaineWebber Life has sole discretion over the investment of the assets of the Stable Value Fixed Account.

         BECAUSE OF EXEMPTIVE AND EXCLUSIONARY PROVISIONS, INTERESTS IN THE STABLE VALUE FIXED ACCOUNT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 NOR HAS THE STABLE VALUE FIXED ACCOUNT BEEN REGISTERED AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. ACCORDINGLY, NEITHER THE STABLE VALUE FIXED ACCOUNT NOR ANY INTERESTS THEREIN ARE SUBJECT TO THE PROVISIONS

OF THESE ACTS AND, AS A RESULT, THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS NOT REVIEWED THE DISCLOSURE IN THIS PROSPECTUS RELATING TO THE STABLE VALUE FIXED ACCOUNT. THE DISCLOSURE REGARDING THE STABLE VALUE FIXED ACCOUNT MAY, HOWEVER, BE SUBJECT TO CERTAIN GENERALLY APPLICABLE PROVISIONS OF THE FEDERAL SECURITIES LAWS RELATING TO THE ACCURACY AND COMPLETENESS OF STATEMENTS MADE IN A PROSPECTUS.

         THE SEPARATE ACCOUNT. PaineWebber Life established the Separate Account on December 31, 1992, pursuant to the provisions of the California insurance laws, as a segregated investment account of PaineWebber Life. The Separate Account is registered with the SEC as a unit investment trust under the 1940 Act. Such registration does not involve supervision of the management of the Separate Account or PaineWebber Life by the SEC.

         The Separate Account currently has nine available Divisions each of which is invested in shares of a designated portfolio of the Fund: the Money Market Portfolio, the Strategic Fixed Income Portfolio, the High Grade Fixed Income Portfolio, the Global Income Portfolio, the Balanced Portfolio, the Growth and Income Portfolio, the Growth Portfolio, the Aggressive Growth Portfolio, and the Global Growth Portfolio. The Separate Account and each Division therein is administered as part of the general business of PaineWebber Life. Income, gains and losses, realized or unrealized, of each Division are credited to or charged against that Division without regard to any other income, gains or losses of any other Division or PaineWebber Life. California insurance law provides that the assets of the Separate Account are not chargeable with liabilities arising out of any other business PaineWebber Life may conduct.

         PaineWebber Life owns the assets in the Separate Account and is obligated to pay all benefits under the Policies. The Contract Value allocated to the Divisions and the amount of Variable Annuity payments will vary with the investment experience of the Divisions(s) to which the Contract Owner's Contract Value is allocated. Such amounts will be subject to certain charges and deductions.

         The Separate Account may include other Divisions that are not available under the Contract and are not otherwise discussed in this prospectus. PaineWebber Life may substitute another division or insurance company separate account under the Contracts if, in PaineWebber Life's judgment, investment in a Division should no longer be possible or becomes inappropriate to the purposes of the Contracts, or if investment in another division or insurance company separate account is in the best interest of Owners. No substitution may take place without notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

         PAINEWEBBER SERIES TRUST. Mitchell Hutchins Asset Management Inc. ("Mitchell Hutchins") acts as the investment adviser and administrator for each Portfolio and the PaineWebber Series Trust. Mitchell Hutchins is a Delaware corporation and a wholly-owned subsidiary of PaineWebber Incorporated, which is in turn a wholly-owned subsidiary of PaineWebber Group Inc., a publicly held financial services holding company. Mitchell Hutchins has engaged the following investment management firms to serve as investment subadvisers, and provide day-to-day management for the Portfolios indicated: (i) Pacific Investment Management Company for the Strategic Fixed Income Portfolio; (ii) Nicholas-Applegate Capital Management for the Aggressive Growth Portfolio; and
(iii) GE Investment Management Incorporated for the

Global Growth Portfolio. For more information concerning the investment adviser and investment sub-advisers, please see the accompanying prospectus for the PaineWebber Series Trust.

         VOTING OF FUND SHARES. PaineWebber Life is the legal owner of shares held by the Divisions of the Separate Account and as such has the right to vote on all matters submitted to shareholders of the Portfolios. However, as required by law, PaineWebber Life will vote shares held in the Divisions of the Separate Account at regular and special meetings of shareholders of the Portfolios in accordance with instructions received from Owners with Contract Value in the Divisions of the Separate Account. To obtain voting instructions from Owners, before a meeting of shareholders of the Portfolios, PaineWebber Life will send Owners voting instruction materials, a voting instruction form and any other related material. Shares held by a Division of the Separate Account for which no timely instructions are received will be voted by PaineWebber Life in the same proportion as those shares for which voting instructions are received. Should the applicable federal securities laws, regulations or interpretations thereof change so as to permit PaineWebber Life to vote shares of the Portfolios in its own right, PaineWebber Life may elect to do so.

MODIFICATION

         We may modify the Contract to conform the Contract, our operations, or the operation of the Separate Account to the requirements of any law (or regulation issued by a government agency) to which we, the Contract, or the Separate Account is subject. The Contract may be modified only by an executive officer of PaineWebber Life.

DOLLARS

         Any money we pay, or which is paid to us, must be in United States dollars.

DISTRIBUTION OF THE POLICIES

         PaineWebber Incorporated ("PWI"), a wholly-owned subsidiary of PaineWebber Group, Inc., acts as the principal underwriter of the Contracts. PWI is a corporation organized under the laws of the State of [_____________________] in [DATE], is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Contracts may not be available in all states. The Contracts are sold by certain registered representatives of PWI who are also appointed and licensed as insurance agents. These registered representatives receive commissions for selling Contracts calculated as a percentage of Purchase Payments. Registered representatives who meet certain productivity and profitability standards may be eligible for additional compensation. The commissions paid to dealers range up to a maximum of [__%] of Purchase Payments made, and the selling compensation paid in turn to an agent may be up to the amount paid to dealers. Selling agents may also receiver service fees and/or additional compensation based on persistency or other Contract related features up to a maximum of [____%] of the value of the Contract per year beginning in the second Contract year, as well as non-cash compensation, each in accordance with applicable rules of the National Association of Securities Dealers, Inc.

LEGAL PROCEEDINGS

         There are no legal proceedings to which the Separate Account is a party or the assets of the Separate Account are subject. We are not involved in any litigation that is of material importance in relation to our total assets or that relates to the Separate Account.

REPORTS TO CONTRACT OWNERS

         PaineWebber Life maintains records and accounts of all transactions involving the Contract, the Separate Account, and the Stable Value Fixed Account. Each year, or more often if required by law, you will be sent a report showing information about your Contract for the period covered by the report. You will also be sent an annual and a semi-annual report for each Portfolio underlying a Division of the Separate Account to which you have allocated Contract Value, as required by the 1940 Act. In addition, when you make Purchase Payments, or if you make transfers or withdrawals, you will receive a confirmation of these transactions. You will also be sent notices, proxies and solicitation materials which relate to the PaineWebber Series Trust.

FINANCIAL STATEMENTS

         The audited balance sheets for the PaineWebber Life Insurance Company as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity, and cash flows for the year ended December 31, 1996, as well as the Report of the Independent Auditors, are contained in the Statement of Additional Information. The financial statements of the PaineWebber Life Insurance Company should be considered only as bearing on our ability to meet our obligations under the Policies. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

11.      HOW CAN I MAKE INQUIRIES?

         Inquiries regarding a Contract may be made by writing to us at our Administrative Office, by calling us at (800) XXX-XXXX, or by contacting an authorized PaineWebber Life agent.

                            TABLE OF CONTENTS OF THE
                      STATEMENT OF ADDITIONAL INFORMATION

         Additional information about the policies and the Separate Account is contained in the Statement of Additional Information. You can obtain a free copy of the Statement of Additional Information by writing to us at the address shown on the front cover or by calling 1-800-___-____. The following is the Table of Contents for the Statement of Additional Information.


                               TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
CALCULATION OF HISTORICAL PERFORMANCE DATA  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
NET INVESTMENT FACTOR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
ANNUITY PAYMENT PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
PAYMENT OF PROCEEDS UPON DEATH OF OWNER OR ANNUITANT  . . . . . . . . . . . . . . . . . . . . . . . . . 9
DEATH OF ANNUITANT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . . . . .  12
SAFEKEEPING OF ACCOUNT ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
DISTRIBUTION OF THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
OTHER INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

                                     PART B


                      STATEMENT OF ADDITIONAL INFORMATION

                      STATEMENT OF ADDITIONAL INFORMATION

                          DATED _____________ __, 1997

        _______________________________________VARIABLE ANNUITY CONTRACT

                   PAINEWEBBER LIFE VARIABLE ANNUITY ACCOUNT
                     OF PAINEWEBBER LIFE INSURANCE COMPANY

     Administrative Office:                         Executive Office:
     601 6th Avenue                                 1200 Harbor Boulevard
     Des Moines, Iowa 50309                         Weehawken, New Jersey 07087

                              --------------------


         This Statement of Additional Information expands upon subjects discussed in the current Prospectus for the group deferred variable annuity contracts and individual certificates issued thereunder (collectively referred to as the "Contracts") offered by PaineWebber Life Insurance Company ("PaineWebber Life, "we," "us," or "our"). You may obtain a copy of the Prospectus dated ____________________ by calling 1-800-XXX-XXXX or by writing to our Administrative Office at the above address. Terms used in the current Prospectus for the Contract are incorporated into and made a part of this Statement of Additional Information.



THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT A PROSPECTUS AND SHOULD BE READ
                   ONLY IN CONJUNCTION WITH THE PROSPECTUSES
                      FOR THE CONTRACT AND THE PORTFOLIOS.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


                                                                                               Page
                                                                                               ----
ADDITIONAL CONTRACT PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         The Contract . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Ownership  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Incontestability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Error in Age or Sex  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Participation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 1
         Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2

CALCULATION OF  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Money Market Division Yields . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 2
         Other Division Yields  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
         Average Annual Total Returns . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
         Other Total Returns  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 5
         Use of Indexes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
         Other Information  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6

NET INVESTMENT FACTOR . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7

ANNUITY PAYMENT PROVISIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 7
         Illustration of Calculation of Annuity Unit Value  . . . . . . . . . . . . . . . . . . . 8
         Illustration of Variable Annuity Payments  . . . . . . . . . . . . . . . . . . . . . . . 9

PAYMENT OF PROCEEDS UPON DEATH OF OWNER OR ANNUITANT  . . . . . . . . . . . . . . . . . . . . . . 9

DEATH OF ANNUITANT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS . . . . . . . . . . . . . . . . . . . . . . .  12

SAFEKEEPING OF ACCOUNT ASSETS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

DISTRIBUTION OF THE POLICIES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13

OTHER INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

FINANCIAL STATEMENTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

                         ADDITIONAL CONTRACT PROVISIONS

THE CONTRACT

         The Contract includes the group contract, the individual certificate issued thereunder, any amendments, endorsements, and riders, and a copy of the group contract and individual certificate applications. The Contract is the entire contract.

         Only an officer has the right to change the Contract. No agent has the authority to change the Contract or to waive any of its terms. All endorsements, amendments, or riders must be signed by an officer to be valid.

OWNERSHIP

         You, as the Owner, are named in the application. You may exercise any provision of the Contract only by request and while the Annuitant is alive.

         You may change the Owner by sending us a request while the Annuitant is alive. We have the right to request the Contract to make the change on it. The change will take effect the day you sign the request, but the change will not affect any action we have taken before we receive the request. A change of Owner does not change the beneficiary designation. No more than two Owners can be named.

INCONTESTABILITY

         We will not contest the Contract. Any rider has its own incontestability provision.

ERROR IN AGE OR SEX

         If the Annuitant's or second designated person's date of birth or sex is not correct, every benefit will be such as premiums paid would have bought at the correct age or sex, based on the rates at the date of issue. We may require proof of age and sex before annuity payments start. Any overpayment with compound interest at 6% a year will be charged against future payments after the error is found. Any underpayment with compound interest at 6% a year will be paid to you in full with the next payment.

PARTICIPATION

         We will not pay dividends on the Contract.

ASSIGNMENT

         You may assign the Contract or any interest in it. We will recognize an assignment only if it is in writing and filed with us. We are not responsible for the validity or effect of any assignment. An assignment may limit the interest of any Beneficiary.

                   CALCULATION OF HISTORICAL PERFORMANCE DATA

         From time to time, PaineWebber Life may disclose yields, total returns, and other performance data of the Divisions and the Portfolios. Such performance data will be computed, or accompanied by performance data computed, in accordance with the standards defined by the SEC.

MONEY MARKET DIVISION YIELDS

         From time to time, advertisements and sales literature may quote the current annualized yield of the Division investing in the Money Market Portfolio of the PaineWebber Series Trust for a seven-day period in a manner that does not take into consideration any realized or unrealized gains or losses on shares of the Money Market Portfolio (the "Money Market Division").

         This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven-day period in the value of a hypothetical account under a Contract having a balance of one Accumulation Unit of the Money Market Division at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the Money Market Portfolio attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract which are attributable to the hypothetical account. The charges and deductions include the per unit charges for the hypothetical account for the daily charge. Current Yield is calculated according to the following formula:

         Current Yield = ((NCS - ES)/UV) X (365/7)

         Where:

         NCS       =     the net change in the value of the Money Market
                         Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

         ES        =     per unit expenses attributable to the hypothetical
                         account for the seven-day period.

         UV        =       the unit value for the first day of the seven-day
                           period.


                                              365/7
         Effective yield = (1 + ((NCS-ES)/UV))      - 1

         Where:

         NCS       =       the net change in the value of the Money Market
                           Portfolio (exclusive of realized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of one Accumulation Unit.

         ES        =       per unit expenses attributable to the hypothetical
                           account for the seven-day period.

         UV        =       the unit value for the first day of the seven-day
                           period.

         Because of the charges and deductions imposed under the Contract, the yield for the Money Market Division is lower than the yield for the Money Market Portfolio.

         The current and effective yields on amounts held in the Money Market Division normally fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The Money Market Division's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market Portfolio, the types and quality of portfolio securities held by the Money Market Portfolio and the Money Market Portfolio's operating expenses. Yields on amounts held in the Money Market Division may also be presented for periods other than a seven-day period.

         Yield calculations do not take into account the Early Withdrawal Charge that is assessed on certain withdrawals of Contract Value.

OTHER DIVISION YIELDS

         From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Divisions (except the Money Market Division) under the Contract for 30-day or one-month periods. The annualized yield of a Division refers to income generated by the Division during a 30-day or one-month period and is assumed to be generated each period over a 12-month period.

         The yield is computed by: 1) dividing the net investment income of the Portfolio attributable to the Division units less Division expenses for the period; by 2) the maximum offering price per unit on the last day of the period times the daily average number of Accumulation Units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Division include the daily charge. The 30-day or one-month yield is calculated according to the following formula:

                                                         6
         Yield     =       2 X (((NI - ES)/(U X UV)) + 1)  - 1)

         Where:

         NI        =       net income of the portfolio for the 30-day or
                           one-month period attributable to the Division's
                           Accumulation Units.

         ES        =       expenses of the Division for the 30-day or one-month
                           period.

         U         =       the average number of units outstanding.

         UV        =       the unit value at the close (highest) of the last
                           day in the 30-day or one-month period.

         Because of the charges and deductions imposed under the Contracts, the yield for the Division is lower than the yield for the corresponding Portfolio.

         The yield on the amounts held in the Divisions normally fluctuates over time. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. A Division's actual yield is affected by the types and quality of portfolio securities held by the corresponding Portfolio and that Portfolio's operating expenses.

         Yield calculations do not take into account the Early Withdrawal Charge that is assessed on certain withdrawals, annuitization, and death benefit payment under the Contract.

AVERAGE ANNUAL TOTAL RETURNS

         From time to time, sales literature or advertisements may also quote average annual total returns for one or more of the Divisions for various periods of time.

         When a Division or Portfolio has been in operation for 1, 5, and 10 years, respectively, the average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.

         Standard average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date for each period for which total return quotations are provided will be for the most recent calendar quarter-end practicable, considering the type of the communication and the media through which it is communicated.

         Standard average annual total returns are calculated using Division Unit Values which PaineWebber Life calculates on each Valuation Day based on the performance of the Division's underlying Portfolio and the deductions for the daily charge. The calculation also assumes surrender of Contract Value at the end of the period for the return quotation, taking into account the applicable Free Withdrawal Amount. The total return is calculated according to the following formula:

                                   1/N
         TR        =       ((ERV/P)   ) - 1

         Where:

         TR        =       the average annual total return net of Division
                           recurring charges.

         ERV       =       the ending redeemable value (net of any applicable
                           Early Withdrawal Charge) of the hypothetical account at the end of the period.

         P         =       a hypothetical initial payment of $1,000.

         N         =       the number of years in the period.

         From time to time, sales literature or advertisements may quote average annual total returns for periods prior to the date the Divisions commenced operations. Such performance information for the Divisions is calculated based on the performance of the various Portfolios and the assumption that the Divisions were in existence for the same periods as those indicated for the Portfolios, with the level of Contract charges that were in effect at the inception of the Divisions.

OTHER TOTAL RETURNS

         From time to time, sales literature or advertisements may also quote average annual total returns that do not reflect deduction of the Early Withdrawal Charge. Other total returns are calculated in exactly the same way as average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account any charges on amounts withdrawn.

         PaineWebber Life may disclose cumulative total returns in conjunction with the standard formats described above. The cumulative total returns will be calculated using the following formula:

         CTR   =   (ERV/P) - 1

         Where:

         CTR   =   The cumulative total return net of Division recurring
                   charges for the period.

         ERV   =   The ending redeemable value of the hypothetical investment at the end of the period.

         P     =   A hypothetical single payment of $1,000.

USE OF INDEXES

         From time to time, the performance of certain historical indexes may be presented in advertisements or sales literature. The performance of these indexes may be compared to the performance of certain Divisions or Portfolios, or may be presented without such a comparison.

OTHER INFORMATION

         The following is a partial list of those publications which may be cited in the Portfolios' advertising shareholder materials which contain articles describing investment results or other data relative to one or more of the Divisions. Other publications may also be cited.

    Broker World                                           Financial World
    Across the Board                                       Advertising Age
    American Banker                                        Barron's
    Best's Review                                          Business Insurance
    Business Month                                         Business Week
    Changing Times                                         Consumer Reports
    Economist                                              Financial Planning
    Forbes                                                 Fortune
    Inc.                                                   Institutional Investor
    Insurance Forum                                        Insurance Sales
    Insurance Week                                         Journal of Accountancy
    Journal of the American Society of                     Journal of Commerce
       CLU & ChFC
    Life Insurance Selling                                 Life Association News
    MarketFacts                                            Manager's Magazine
    National Underwriter                                   Money
    Morningstar, Inc.                                      Nation's Business
    New Choices (formerly 50 Plus)                         New York Times
    Pension World                                          Pensions & Investments
    Rough Notes                                            Round the Table
    U.S. Banker                                            VARDs
    Wall Street Journal                                    Working Woman


                             NET INVESTMENT FACTOR

         The Net Investment Factor is an index applied to measure the investment performance of a Division from one Valuation Period to the next.
The Net Investment Factor for any Division for any Valuation Period is equal to
(1) divided by (2) and subtracting (3) from the result, where:

         (1)       is the result of:

                   (a) the Net Asset Value Per Share of the Portfolio held in the Division determined at the end of the current Valuation Period; plus

                   (b) the per share amount of any dividend or capital gain or other distribution made by the Portfolio held in the Division, if the "ex-dividend" date occurs during the Valuation period; plus or minus

                   (c) a per share charge or credit for any taxes reserved for the current Valuation Period, which resulted from the investment operations of the Division;

         (2) is the Net Asset Value Per Share of the Portfolio held in the Division, determined at the end of the prior Valuation Period,

         (3) is a daily factor representing the daily charge deducted from the Division, based on the death benefit and income benefit options selected by the Owner in the application, adjusted for the number of days in the Valuation Period. Such charge will not exceed an annual rate of [1.30%] of the daily net asset value of the Separate Account.

                           ANNUITY PAYMENT PROVISIONS

         AMOUNT OF FIXED ANNUITY PAYMENTS. On the Annuity Date, the amount you have chosen to apply to provide fixed annuity payments will be applied under the annuity option you have chosen. The annuity option payment factor in effect on the Annuity Date times that amount will be the dollar amount of each payment. Each payment will be equal and will not change.

         The annuity option payment factor used to determine the amount of the fixed annuity payments will not be less than the guaranteed minimum annuity payment factors shown in the Contract.

         AMOUNT OF VARIABLE ANNUITY PAYMENTS. These payments will vary in amount. The dollar amount of each payment attributable to each Division is the number of Annuity Units for each Division times the Annuity Unit Value of that Division. The sum of the dollar amounts for each Division is the amount of the total variable annuity payment. The Annuity Unit Value for each payment will be determined on the date the annuity payment is due. We guarantee the payment will not vary due to changes in mortality or expenses.

         ANNUITY UNITS. On the Annuity Date, the number of Annuity Units for an applicable Division is:

         (1) The amount of the first monthly Variable Annuity Payment attributable to that Division; divided by

         (2) the Annuity Unit Value for the Division for the first Valuation Day on or after the Annuity Date.

         ANNUITY UNIT VALUE. The Annuity Unit Values for each Division were arbitrarily set initially at $10 when that Division began operation. Thereafter, the Annuity Unit Value for every Valuation Period is the Annuity Unit Value at the end of the previous Valuation Day times the Net Investment Factor times the Annuity Interest Factor. The Annuity Interest Factor is used to neutralize the Assumed Investment Rate of 4% a year used to determine the annuity option payment factors. The Assumed Investment Rate is significant in determining the amount of each variable annuity payment and the amount by which each variable annuity payments varies from one payment to the next.

               ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.       Accumulation unit value for current
            valuation period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.       Accumulation unit value for immediately
            preceding valuation period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.       Annuity unit value for immediately preceding
            valuation period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.       Factor to compensate for the assumed
            investment rate of 3.5% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5.       Annuity unit value of current valuation
            period ((1) / (2)) x (3) x (4)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


                   ILLUSTRATION OF VARIABLE ANNUITY PAYMENTS

1.       Number of accumulation units at Maturity Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
2.       Accumulation unit value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
3.       Adjusted Contract Value (1)x(2)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
4.       First monthly annuity payment per $1,000
            of adj. Contract Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
5.       First monthly annuity payment (3)x(4) / 1,000  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
6.       Annuity unit value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
7.       Number of annuity units (5)/(6)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
8.       Assume annuity unit value for second month equal to  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
9.       Second monthly annuity payment (7)x(8) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
10.      Assume annuity unit value for third month equal to . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
11.      Third monthly annuity payment (7)x(10) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

              PAYMENT OF PROCEEDS UPON DEATH OF OWNER OR ANNUITANT

DEATH OF OWNER

         The Code requires the following distributions under an annuity when you die.

         (1) If you die before the Annuity Date, you are not the Annuitant, and you either have not named a successor owner or your named successor owner is not a living natural person, the Net Contract Value must be paid within five years after your date of death.

         (2) If you die before the Annuity Date, you are the Annuitant, and you either have not named any beneficiary or your named beneficiary is not a living natural person, the death benefit must be paid within 5 years after your date of death.

         (3) If you die before the Annuity Date, you are not the Annuitant, and your sole successor owner is a person other than your spouse, your successor owner may elect to have the Net Contract Value paid under an annuity option or any other method of payment then provided by us other than an interest only method of payment. The election must be made and payments must start within one year after your death and must not extend beyond the life expectancy of your successor owner. If no election is made within this time, distribution will be made within five years after your date of death.

         (4) If you die before the Annuity Date, you are the Annuitant, and your sole named surviving primary beneficiary is a person other than your spouse, your surviving primary beneficiary may elect to have the Death Benefit paid under an annuity option or any other method of payment then provided by us other than an interest only method of payment. The election must be made and payments must start within one year after your death and must not extend beyond the life expectancy of your primary beneficiary. If no election is made within this time, distribution will be made within five years after your date of death.

         (5) If you die before the Annuity Date, you are not the Annuitant, and your sole successor owner is your surviving spouse, your surviving spouse becomes the Owner.

         (6) If you die before the Annuity Date, you are the Annuitant, and your surviving spouse is your sole named primary beneficiary, your spouse will replace you as Owner and may replace you as Annuitant. This is a one-time option, and is not available to any future spouse of the surviving spouse. If your spouse does not elect to replace you as Annuitant, the Death Benefit must be paid to your spouse under an annuity option or any other method of payment then provided by us for an owner. For purposes of the preceding sentence, the election must be made, payments must start within one year after your death, and must not extend beyond your spouse's life expectancy; however, if your spouse does not choose a method of payment within this time, distribution will be made under Annuity Option 2.

         (7) If you die on or after the Annuity Date and you are not the Annuitant, any remaining payments must be paid to your successor owner at least as fast as the method of payment in effect at your death.

         (8) If you die on or after the Annuity Date and you are the Annuitant, any remaining payments must be paid to the beneficiary at least as fast as the method of payment in effect at your death.

         If you are not a living natural person, the Annuitant will be treated as the Owner for purposes of this provision. If you are not a living natural person and there is a change in the Annuitant, such change shall be treated as the death of the Owner for purposes of this provision. If the Contract has two owners, the first death of either owner treated as death of the owner for purposes of this provision. For purposes of this provision, the amount of any distribution will be determined on that date of such distribution. Notwithstanding anything in the Contract to the contrary, the surviving joint owner will be treated as the successor owner of the Contract.


                               DEATH OF ANNUITANT

         DEATH OF ANNUITANT WHO IS NOT AN OWNER. No Death Benefit is paid if an Annuitant who is not the Owner dies prior to the Owner. If the Annuitant dies prior to the Owner, the Owner automatically becomes the Annuitant. If Joint Owners exist, the younger of the Joint Owners will become the Annuitant.

         BENEFICIARY DESIGNATION. This is as shown in the application. It includes the name of the beneficiary and the order and method of payment. If you name "estate" as a beneficiary, it means the executors or administrators of the last survivor of you and all beneficiaries. If you name "children" of a person as a beneficiary, only children born to or legally adopted by that person as of the Annuitant's date of death will be included.

         We may rely on an affidavit as to the ages, names, and other facts about all beneficiaries. We will incur no liability if we act on such affidavit.

         CHANGE OF BENEFICIARY DESIGNATION. You may make a change while the Annuitant is alive by sending us a request. The change will take effect the date the request is signed and will replace previous beneficiary designations for the Contract, but the change will not affect any action we have taken before we receive the request. We have the right to request your Contract to make the change on it.


               ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

         CHANGES TO THE VARIABLE ACCOUNT. Where permitted by applicable law, we may:

         (1)       create new separate accounts;

         (2)       combine separate accounts, including the Separate Account;

         (3) add new Divisions to or remove existing Divisions from the Separate Account or combine Divisions;

         (4) make any Division available to such classes of policies as we may determine;

         (5)       add new Portfolios or remove existing Portfolios;

         (6) substitute new Portfolios for any existing Portfolio if shares of the Portfolio are no longer available for investment or if we determine investment in a Portfolio is no longer appropriate in the light of the purposes of the Separate Account;

         (7) deregister the Separate Account under the Act if such registration is no longer required; and

         (8) operate the Separate Account as a management investment company under the Act or in any other form permitted by law.

         The investment policies of the Separate Account will only be changed after we obtain any required approval of the insurance supervisory official of the State of California, our State of domicile. The investment policy of the Separate Account is to invest in one or more investment companies. The process for such approval is on file.

                         SAFEKEEPING OF ACCOUNT ASSETS

         PaineWebber Life holds the title to the assets of the Separate Account. The assets are kept physically segregated and held separate and apart from PaineWebber Life's General Account assets and from the assets in any other separate account.

         Records are maintained of all purchases and redemptions of Portfolio shares held by each of the Divisions.

         A fidelity bond in the amount of $___________________ million, covering our directors, officers, and employees, has been issued by
________________________________________.

                          DISTRIBUTION OF THE POLICIES

         PaineWebber Incorporated ("PWI"), 1285 Avenue of the Americas, New York, New York 10019, acts as the principal underwriter of the Contracts. The Contracts are offered to the public on a continuous basis. We do not anticipate discontinuing the offering of the Contracts, but reserve the right to discontinue the offering.

         PWI received underwriting compensation from PaineWebber Life Insurance Company in connection with the sale of variable contracts in the amounts of $3,494,777 in 1994, $700,176 in 1995 and $194,010 in 1996.

                                 LEGAL MATTERS

         All matters relating to California law pertaining to the Contracts, including the validity of the Contracts and PaineWebber Life's authority to issue the Contracts, have been passed upon by _________________. Sutherland, Asbill & Brennan, L.L.P. of Washington, D.C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS

         The balance sheets of PaineWebber Life Insurance Company as of December 31, 1996 and 1995, and the related statements of income, stockholder's equity, and cash flows for each of the years in the period ended December 31, 1995 which have been audited by ______________, independent auditors, as set forth in their reports thereon are set forth below.

         The financial statements of the Company contained herein should be considered only for the purposes of informing investors as to its ability to carry out contratual obligations as a sponsor under the Contracts as described herein and in the Prospectus.

                               OTHER INFORMATION

         A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                              FINANCIAL STATEMENTS


                   [TO BE FILED BY PRE-EFFECTIVE AMENDMENT.]

                                     PART C


                               OTHER INFORMATION

                                     PART C

                               OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial Statements

         All required financial statements will be included in Part B and will be filed by Pre-Effective Amendment.

(b)      Exhibits

         (1) Resolutions establishing the Separate Account (the "Separate Account").**

         (2)       Not Applicable.

         (3)       Form of Distribution Contract.***

         (4)       (a)     Form of Group Contract.
                   (b)     Form of Individual Certificate.

         (5)       Form of Application.

         (6)       Depositor - Corporate Documents

                   (a)     Certificate of Incorporation.**
                   (b)     By-Laws.***
                   (c)     Certificate of Authority.***

         (7)       Not Applicable.

         (8)       Not Applicable.

         (9)       Opinion and Consent of Counsel.*

         (10)      (a)     Consent of Sutherland, Asbill & Brennan, L.L.P.*
                   (b)     Consent of Auditors.*

         (11)      Not Applicable.

         (12)      Not Applicable.

         (13)      Performance Computations.**

         (14) Diagram and Listing of all Persons directly or indirectly controlled by or under common control with PaineWebber Life Insurance Company, the Depositor of the Registrant.***

         (15)      Financial Data Schedule.*

----------------

         *  To be filed by Pre-Effective Amendment.

         ** Previously filed with Registrant's registration statement No. 33-58808 on April 22, 1993.

         *** Previously filed with Registrant's Pre-Effective Amendment No. 1 to registration statement No. 33-58808 on June 25, 1993.

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

         NAME AND PRINCIPAL
         BUSINESS ADDRESS*                                                               POSITION WITH PAINEWEBBER
         ----------------                                                                -------------------------
         Dennis J. Hess                                             Director, Chairman of the Board and President
         Robert J. Bethoney                                                 Director and Executive Vice President
         Allan P. Golotko                                                                           Vice President
         Gerianne J. Silva                                                  Vice President and Assistant Secretary
         Kenneth D. Levine                                                                     Assistant Treasurer
         Richard J. Tucker                                          Director, Senior Vice President, and Secretary

* The principal business address of all the persons listed above is 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

         The Registrant is a separate account of the Depositor. For a complete listing and diagram of all persons directly or indirectly controlled by or under common control with the Depositor, see Exhibit 14 to Pre-Effective Amendment No. 1 to the Registration Statement filed on June 25, 1993 (File Nos. 33-58808 and 811-7536).

ITEM 27.  NUMBER OF CONTRACT OWNERS

         Not applicable.

ITEM 28.  INDEMNIFICATION

         Paine Webber Group, Inc., the ultimate parent of the Depositor and PaineWebber Incorporated ("PWI"), (the depositor and principal underwriter for the Registrant, respectively) maintains directors and officers liability and corporate reimbursement insurance for itself and all subsidiaries. This insurance provides for coverage against loss arising from claims made against directors and officers in their capacity as such. The general scope of coverage is any breach of duty, neglect, error, misstatement, misleading statement or omission. In addition, the Distribution Contract between Depositor and PWI will generally provide that each such party indemnities the other party against any and all losses, claims, liabilities, expenses and damages insofar as such matters arise or are based on material misstatements or omissions in this registration statement (or allegations thereof) made in reliance upon information furnished in writing to the indemnitee by the indemnitor.

         Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification may be against public policy as expressed in that Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

         (a) PWI serves as principal underwriter for the Registrant. In addition to the registrant, PWI serves as principal underwriter for the following investment companies:

                           Liquid Institutional Reserves
                           PaineWebber Cashfund, Inc.
                           PaineWebber Managed Municipal Trust
                           PaineWebber Municipal Money Market Series
                           PaineWebber RMA Money Fund, Inc.
                           PaineWebber RMA Tax-Free Fund, Inc.

         (b)       Officers and Directors of PWI.

Name and Principal                                                                    Positions and Offices
Business Address*                                                                     With the Underwriter
------------------                                                                    ---------------------
Donald B. Marron  . . . . . . . . . . . . . . . . . . . . . .  Chairman, Chief Executive Officer & Director

Margo N. Alexander  . . . . . . . . . . . . . . . . . . . . . . . . . . Executive Vice President & Director

Terry L. Atkinson . . . . . . . . . . . . . . . .  Managing Director & Director, Municipal Securities Group

Geraldine L. Banyai . . . . . . . . . . . . . . . . . . . . Divisional Vice President & Assistant Secretary

Brian Barefoot  . . . . . . . . . . . . . . . . . . Executive Vice President & Director, Investment Banking

Steven P. Baum  . . . . . . . . . . . . . . . . . Executive Vice President & Director, Global Fixed Income

Timothy E. Cronin . . . . . . . . . . . . . . . Executive Vice President, Global Risk Strategist & Director

Anthony M. DiIorio  . . . . . . . . . . . . . . . . . . . . . . . . . .  Executive Vice President & Controller

Regina A. Dolan . . . . . . . . . . . . . . . . .  Executive Vice President, Chief Financial Officer & Director

Joseph J. Grano, Jr.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  President & Director

Dorothy F. Haughey  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Vice President & Secretary

Theodore A. Levine  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Executive Vice President

Jerome A. Lichtstein  . . . . . . . . . . . . . . . . . .  Executive Vice President & Director, Retail Branches

James P. MacGilvray . . . . . . . . . . . . . . . . . . . . . . . . . . . Executive Vice President & Director,
                                                                         Global Equities & Transaction Services

William J. Nolan  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  Executive Vice President & Treasurer

Ronald M. Schwartz  . . . . . . . . . . . . . Executive Vice President, Chief Administrative Officer & Director

Robert H. Silver  . . . . . . . . . . . . . . . . . . Executive Vice President & Director, Operations & Systems

Mark B. Sutton  . . . . . . . . . . . . . . . . . .  Executive Vice President & Director, Private Clients Group

Edward M. Kerschner . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . Director


* The principal business address of all of the persons listed above is 1200 Harbor Boulevard, Weehawken, New Jersey 07087.

ITEM 30.  LOCATION BOOKS AND RECORDS

         The Administrative Office of the Depositor is located at 601 6th Avenue, Des Moines, Iowa 50309. PWI, the principal underwriter of the Contracts, is located at 1285 Avenue of the Americas, New York, New York 10019. Each maintains those accounts and records required to be maintained by it pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31.  MANAGEMENT SERVICES

         Not Applicable.

ITEM 32.  UNDERTAKINGS AND REPRESENTATIONS

         Undertakings.

         (a) The registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for as long as payments under the variable annuity contracts may be accepted.

         (b) The registrant undertakes that it will include either (1) as part of any application to purchase a Contract offered by the prospectus forming part of this registration statement, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove and send to PaineWebber for a Statement of Additional Information.

         (c) The registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request to PaineWebber at the address or phone number listed in the prospectus.

         Representations.

         PaineWebber Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by PaineWebber Life Insurance Company.

         The Registrant hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance (pub. avail. November 28, 1988) and that the following provisions have been complied with:

         1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

         2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

         3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

         4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his or her contract value.

                                   SIGNATURES

         As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this REGISTRATION STATEMENT to be signed on its behalf, in the City of Weehawken, and the State of New Jersey on this 23rd day of May, 1997.


                                        PAINEWEBBER LIFE VARIABLE ANNUITY ACCOUNT
                                     -----------------------------------------------
                                                      (Registrant)

                                     By:      PAINEWEBBER LIFE INSURANCE COMPANY
                                        --------------------------------------------
                                                      (Depositor)

                                     By:            Dennis J. Hess*
                                        --------------------------------------------
                                                    Dennis J. Hess
                                                      President

         As required by the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:



            Dennis J. Hess*                                 Chairman of the Board of          May 23, 1997
------------------------------------------------              Directors and President
            Dennis J. Hess                                    (Principal Executive
                                                              Officer)


            Arthur M. Scutro, Jr.*                          Principal Financial and           May 23, 1997
-------------------------------------------                   Principal Accounting
            Arthur M. Scutro, Jr.                             Officer


            Robert J. Bethoney*                             Director and Executive Vice       May 23, 1997
---------------------------------------------                 President
            Robert J. Bethoney


            Richard J. Tucker                               Director, Senior Vice             May 23, 1997
-----------------------------------------------               President and Secretary
            Richard J. Tucker

*  Signed by Richard J. Tucker pursuant to power of attorney

                               POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS that the undersigned PAINEWEBBER LIFE INSURANCE COMPANY, a stock life insurance company organized under the law of the State of California (the "Company"), the undersigned PAINEWEBBER LIFE VARIABLE ANNUITY ACCOUNT, a separate account of the Company created under the California Insurance Code (the "Separate Account") and the undersigned directors and officers of the Company, hereby constitute and appoint RICHARD J. TUCKER, GERIANNE JASINKIEWICZ SILVA and/or any one of them, their true and lawful attorneys and agents, to do any and all acts and things and to execute any and all instruments that said attorneys and agents may deem necessary or advisable to enable the Separate Account to comply with any rules, regulations and requirements of the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and, in connection with any Variable Annuity Contracts which may be registered under the Securities Act of 1933, as amended, and offered in connection with the Separate Account to comply with any rules, regulations and requirements of the Securities and Exchange Commission under those Acts or under any other Federal securities law, including specifically but without limiting the generality of the foregoing, power and authority to sign the name of the Company or the name of the Separate Account, or the names of the Company and the Separate Account, and the names of the undersigned directors and officers, to any instrument or documents filed as part of or in connection with or in any way related to (i) the registration and any amendment to the registration of the Separate Account under the Investment Company Act of 1940, as amended; (ii) any action taken to comply with any rules, regulations or requirements of the Securities and Exchange Commission under said Act or any other Federal securities law; (iii) any application for and the securing of any exemptions from said Act or any other Federal securities law; (iv) the registration of additional Variable Annuity Contracts under the Securities Act of 1933, as amended, if such registration is deemed necessary; and (v) any and all amendments to any registration statement which may be filed under the Securities Act of 1933 in connection with such Variable Annuity Contracts; each of the undersigned hereby ratifies and confirms all that said attorneys and agents shall do or cause to be done by virtue thereof.

         IN WITNESS WHEREOF, each of the undersigned has subscribed or caused to be subscribed these presents this 16th day of May, 1997.

                                           PAINEWEBBER LIFE INSURANCE COMPANY
(Seal)
                                           By:      /s/Dennis J. Hess
                                               --------------------------------------
                                                   Dennis J.  Hess, President

ATTEST:

/s/Richard J. Tucker
----------------------------------
Richard J.  Tucker, Secretary

                                           PAINEWEBBER LIFE VARIABLE ANNUITY
                                           ACCOUNT

                                           By: PaineWebber Life Insurance Company

                                           By:      /s/Dennis J. Hess
                                              ---------------------------------------
                                                   Dennis J.  Hess, President

ATTEST:

/s/Richard J. Tucker
-----------------------------------
Richard J.  Tucker, Secretary

                DIRECTORS OF PAINEWEBBER LIFE INSURANCE COMPANY

/s/Dennis J. Hess                 Principal Executive Officer                May 16, 1997
--------------------------                                                   ------
Dennis J.  Hess


/s/Arthur M. Scutro, Jr.          Principal Accounting Officer               May 16, 1997
------------------------                                                     ------
Arthur M.  Scutro, Jr.


/s/Arthur M. Scutro, Jr.          Principal Financial Officer                May 16, 1997
-----------------------------                                                ------
Arthur M.  Scutro, Jr.


/s/Robert J. Bethoney             Director                                   May 16, 1997
-----------------------------                                                ------
Robert J.  Bethoney


/s/Dennis J. Hess                 Director                                   May 16, 1997
-----------------------------                                                ------
Dennis J.  Hess


/s/Richard J. Tucker              Director                                   May 16, 1997
-----------------------------                                                ------
Richard J.  Tucker

                                 EXHIBIT INDEX


                                                                                             Page No.*
                                                                                             ---------
         4.      (a)      Form of  Group Contract.

         4.      (b)      Form of Individual Certificate.

         5       Form of Application.

---------------
* Page numbers included only in manually executed original in compliance with Rule 403(d) under the Securities Act of 1933.